As filed with the Securities and Exchange Commission on December 10, 2015

1933 Act File No. 333-207610

1940 Act File No. 811-22581

Securities and Exchange Commission

Washington, D.C. 20549

Amendment No. 1
to

Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.	Exact name of Trust: Incapital Unit Trust, Series 108
B.	Name of Depositor: Incapital LLC
C.	Complete address of Depositor’s principal executive offices:

200 South Wacker Drive, Suite 3700

Chicago, IL 60606

D.	Name and complete address of agents for service:

Incapital LLC

Attention: James J. Papagiannis

Chief Compliance Officer

200 South Wacker Drive, Suite 3700

Chicago, Illinois 60606

Chapman and Cutler LLP

Attention: Morrison C. Warren

111 West Monroe Street

Chicago, Illinois 60603

It is proposed that this filing will become effective (check appropriate box)

( )	immediately upon filing pursuant to paragraph (b)

( )	on (date) pursuant to paragraph (b)

( )	60 days after filing pursuant to paragraph (a)(1)

( )	on (date) pursuant to paragraph (a)(1) of rule 485

E.	Title of securities being registered: Units of fractional undivided beneficial interest.

F.	Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

( X )	Check box if it is proposed that this filing will become effective on December 10, 2015 at 2:00 P.M. Eastern Time pursuant to Rule 487.

Incapital Unit Trust, Series 108

European Dividend Builders Portfolio, 4Q 2015

Prospectus Part A

Dated December 10, 2015

You should read this prospectus
and retain it for future reference.

     The Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

EUROPEAN DIVIDEND BUILDERS
PORTFOLIO, 4Q 2015

OVERVIEW

     Incapital Unit Trust, Series 108 is a unit investment trust that consists of European Dividend Builders Portfolio, 4Q 2015 (the “Trust”). Incapital LLC (the “Sponsor”) serves as the Sponsor of the Trust.

     The Trust is scheduled to terminate in approximately 15 months from the inception date (the “Inception Date”).

INVESTMENT OBJECTIVE

     The Trust seeks to provide capital appreciation with the potential to receive dividend income by investing in the common stocks or depositary receipts representing such common stocks of those companies (the stocks and the depositary receipts, together, the “securities”).

PRINCIPAL INVESTMENT STRATEGY

     Under normal circumstances, the Trust will invest at least 80% of the value of its net assets (plus borrowings, if any) in securities of issuers tied economically to Europe. The Trust seeks to achieve its objective by investing in a portfolio of equity securities of companies that the Sponsor believes have high and sustainable expected dividend yields. The portfolio holds 60 securities and seeks to substantially replicate the Goldman Sachs Europe High Sustainable Dividend Basket (the “basket”) as of November 30, 2015, which identifies and includes, in the manner described below, publicly-traded and sector-weighted common stocks or depositary receipts of European companies selected from the MSCI Europe Index (the “index”). The Trust may hold small-, mid- and large-cap securities. The Sponsor believes that selection of securities in accordance with this methodology, which is systematic and objective, will provide the Trust with the opportunity to meet its investment objective. As a result of this strategy, the Trust is concentrated in the consumer products sector and in the securities of companies located in Great Britain.

     Depositary receipts are usually in the form of American Depositary Receipts (“ADRs”) or Global Depositary Receipts (“GDRs”). ADRs are U.S. dollar-denominated receipts representing shares of foreign-based issuers. ADRs are issued by U.S. banks or trust companies, and entitle the holder to all dividends and capital gains that are paid out on the underlying foreign shares. GDRs are similar to ADRs, but are shares of foreign-based issuers generally issued by international banks in one or more markets around the world.

THE GOLDMAN SACHS EUROPE HIGH SUSTAINABLE DIVIDEND BASKET

     The basket aims to identify securities with high and sustainable expected dividend yields, focusing on companies with positive forecasted stock dividend payout growth. The basket is comprised of 60 publicly-traded and sector-weighted common stocks or depositary receipts of European companies with high expected dividend yields selected from the 10 sectors of the Global Industry Classification Standards (GICS) developed by MSCI, Inc. (“MSCI”) and Standard and Poor’s. The index is composed of the stocks of large and mid capitalization companies across 15 countries of the European region: Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Please note, there can be no assurance that the securities selected will have high dividend yields or will have positive performance.

     The following diagram broadly outlines the stock selection process for the basket. For a more detailed step-by-step methodology, see “Selection of the Basket Components” below.

Eligible Stock Universe

The initial eligible universe comprised all the stocks or depositary receipts in the index.

Filters to Obtain Securities with High and Expected Sustainable Dividends

Size & Liquidity Filter

- Securities of companies with a price history of less than six calendar months were excluded from basket.
- Securities of companies with a published 1-month median daily trading volume of less than €5 million were excluded from basket.
- Securities of companies with market capitalization of less than €1 billion were excluded from basket.

Forecasted Dividend Payout Ratio Filter

- Securities of companies where the ratio of forecasted current year dividend payout relative to forecasted earnings per share ("dividend payout ratio") was negative or greater than 70% were excluded from the basket.

Free Cash Flow Cover Filter

Debt to EBITDA Filter

- Securities of companies with negative EBITDA were excluded from the basket.
- Securities of companies with a net debt to earnings before interest, tax, depreciation and amortization (EBITDA) ratio above the 75th percentile in the distribution of net debt to EBITDA ratio across all companies with non-negative EBITDA within each sector were excluded from the basket.
- Securities of companies for which data was unavailable to calculate a net debt to EBITDA ratio were excluded from the calculation of the relevant sector 75% percentile, but remained eligible for inclusion in the basket.

Forecasted Dividend Growth Filter

- Securities of companies with a forecasted first period dividend growth rate or forecasted second period dividend growth rate below 0% were excluded from the basket.

Credit Default Swap Filter

Analyst Rating Filter

- Securities of companies with an "Underperform" or "Sell" median analyst investment recommendation rating were excluded from the basket.
- Securities of companies for which there were no analyst investment recommendation ratings were not excluded from the basket.

In the event the number of companies eligible for inclusion for any sector is fewer than two times the number of required companies, the criteria will be simultaneously and iteratively relaxed for each sector until the number of companies eligible for inclusion is at least twice the number of companies prescribed and all companies have an expected dividend yield greater than zero.

Sector Weights & Basket Allocation

A basket of 60 securities was constructed to approximate weights that were sector neutral relative to the index.

1. The number of companies chosen for inclusion in the basket for each sector was set at approximately one tenth the number of companies in the index for each sector through an iterative process, with at least one company representing each sector.
2. The securities were then equally weighted within their corresponding sector such that the total weight for the sector in the basket was equal to the total weight for that same sector in the index.
3. The securities were then ranked from highest to lowest by expected dividend yield within their respective sector and then selected for inclusion up to the required number of companies.
4. For those companies that have depositary receipts with a median daily traded value above USD 250,000 for the 6 month period prior to the observation date, the depositary receipt representing the common stock were included, otherwise the common stock was included.

Relaxation of Criteria to Achieve Minimum Number of Eligible Companies by Sector and to Include Only Companies with Expected Dividend Yield Greater than Zero

     Selection of the Basket Components. The basket was determined by The Goldman Sachs Group, Inc. (together with any of its affiliates, the “basket sponsor”) in accordance with the selection methods described below. The basket components were determined by applying the following steps based on data as of November 30, 2015 (the “observation date”):

     Step One – Identification of Initially Eligible Stocks. The stocks initially eligible for inclusion in the basket comprised the stocks of all of the companies included in the index.

     Step Two – Exclusion of Smaller, Less Liquid Companies. The stocks of eligible companies with a price history of less than six calendar months, as published by Bloomberg on their respective reference exchange (as defined below), were excluded from the basket. Similarly, the stocks of eligible companies with a published one-month median daily trading volume (“MDTV”) on their reference exchange, as indicated on Bloomberg, of less than €5 million were excluded from the basket. In addition, the stocks of eligible companies with a market capitalization of less than €1 billion were also excluded from the basket. For stocks denominated in currencies other than Euro, their MDTV or market capitalization, as applicable, in local currency was converted to Euro using the local currency/EUR exchange rate based on the mid-closing exchange rate, as published by WM Company on Thomson Reuters Eikon at 4:00 P.M. New York time on the observation date.

     Step Three – Exclusion of Companies With Negative Forecasted Current Year Stock Dividend Payout or High Forecasted Current Year Stock Dividend Payout Relative to Forecasted Current Year Earnings. All remaining eligible stocks with a forecasted current year dividend payout ratio that was either negative or greater than 70% were excluded from the basket. The forecasted current year dividend payout ratio was calculated as the forecasted dividend payout per share for the current fiscal year divided by forecasted earnings per share for the current fiscal year, in each case as published on IBES Summary database.

     Step Four – Exclusion of Companies With Inadequate Free Cash Flow Cover for the Most Recent Available Fiscal Years. The remaining stocks of eligible companies with a realized free cash flow cover of less than 50% for the most recent available fiscal year were excluded from the basket. Similarly, the stocks of eligible companies with a projected free cash flow cover of less than 75% for the fiscal year immediately following the most recent realized fiscal year were also excluded from the basket. Free cash flow cover was calculated by subtracting the capital expenditure per share from the cash flow from operations per share and dividing the result by the dividends per share, in each case using realized and projected data as published on IBES Summary database.

     Step Five – Exclusion of Companies With High or Negative Net Debt to Earnings Before Interest, Tax, Depreciation and Amortization Ratios. The stocks of remaining eligible companies with a net debt to Earnings Before Interest, Tax, Depreciation and Amortization (“EBITDA”) ratio above the 75th percentile in the distribution of net debt to EBITDA ratio across all companies within each sector were excluded from the basket. The net debt to EBITDA ratio was calculated for each company by dividing the net debt by EBITDA, each as published on IBES

Summary database. The stocks of companies with no net debt to EBITDA ratio were excluded from the calculation of the relevant sector 75th percentile, but remained eligible for inclusion in the basket. The stocks of companies with negative net debt to EBITDA ratio were excluded from the calculation of the relevant sector 75th percentile and the basket.

     Step Six – Exclusion of Companies With Negative Forecasted Dividend Growth Rates. The stocks of remaining eligible companies with a forecasted dividend growth rate below 0% for either the twelve months from December 1, 2015 to November 30, 2016 (the “first period”) or the twelve months from December 1, 2016 to November 30, 2017 (the “second period”) were excluded from the basket.

     The forecasted dividend growth rate for the first period was calculated by dividing the forecasted dividend payout per share for the first period (the “first period dividend”) by the forecasted dividend payout per share for the trailing twelve months from December 1, 2014 to November 30, 2015 (the “prior period dividend”), subtracting one from the result and expressing the result as a percentage. Similarly, the forecasted dividend growth rate for the second period was calculated by dividing the forecasted dividend payout per share for the second period (the “second period dividend”) by the first period dividend, subtracting one from the result and then expressing the result as a percentage. In each case the data used is taken from IBES Summary database. The stocks of remaining eligible companies for which either dividend growth rate measure was below 0% were excluded from the basket. Additionally, the stocks of remaining eligible companies for which no first period dividend is available were excluded from the basket.

     Because the dividend payout per share data provided by IBES Summary database is broken out by fiscal year for each remaining eligible company, an eligible company may have a fiscal year that differs from that of another eligible company. Additionally, because each of the specified 12-month periods can span more than one fiscal year for any eligible company, the forecasted dividend payout per share for each specified 12-month period was calculated on a prorated basis for each eligible company.

     The realized or forecasted dividend payout per share for each eligible company for any month during any specified period was determined, in all cases as published on the IBES Summary database, as follows:

•	for months that fall in the fiscal year immediately preceding the current fiscal year of such company, by reference to realized dividend payout per share data for such immediately preceding fiscal year;
•	for months that fall in the current fiscal year of such company, by reference to the forecasted dividend payout per share data for such current fiscal year; and
•	for months that fall in the fiscal years following the current fiscal year of such company, by reference to the forecasted dividend payout per share data for such fiscal years.

     For illustration purposes of the calculations of Step Six, please see the example below:

Assumptions:

ABC Company
Fiscal Year Ends December 31
Observation Date: June 2012

Realized dividend payment
per share for the fiscal year
ended December 31, 2011	$12.00

Forecasted dividend payment
per share for fiscal year
ending December 31, 2012	$13.00

Forecasted dividend payment
per share for fiscal year
ending December 31, 2013	$14.00

Forecasted dividend payment
per share for fiscal year
ending December 31, 2014	$15.00

Calculation of Specified Period Dividends
and Forecasted Dividend Growth:

Prior period dividend = ($12/12 x 6) +
($13/12 x 6) = $12.50

First period dividend = ($13/12 x 6) +
($14/12 x 6) = $13.50

Second period dividend = ($14/12 x 6) +
($15/12 x 6) = $14.50

Forecasted dividend growth for first
period = (13.50/12.50) – 1 = 0.08 = 8%

Forecasted dividend growth for second
period = (14.50/13.50) – 1 = 0.074 = 7.4%

     Step Seven – Exclusion of Companies With Elevated Credit Default Swap Levels. The stocks of remaining eligible companies with a composite spread for a 5-year senior credit default swap as reported by Markit on the observation date of more than two times the Markit iTraxx Europe composite spread were excluded from the basket. Companies for which there was no 5-year senior credit default swap composite spreads remained eligible for inclusion in the basket.

     Step Eight – Exclusion of Companies With an “Underperform” or “Sell” Median Analyst Investment Recommendation Rating. The stocks of remaining eligible companies with an “underperform” or “sell” median analyst investment recommendation rating, as published on IBES Summary database, were excluded from the basket. Any stocks of remaining eligible companies for which there were no analyst investment recommendation ratings published on IBES Summary database remained eligible for inclusion in the basket.

     Step Nine – Sector Weights. The number of companies to be included in the basket for each sector was set at approximately one tenth the number of companies in the index for each sector. The stocks of those companies were then equally weighted within their corresponding sector such that the total weight for that sector in the basket was equal to the total weight in the index for that same sector. The number of companies to be allocated to each sector was calculated by applying the following steps in the following order:

     (i) One company from the index was included in the basket for each sector;

     (ii) The number of companies to be included in the basket for each sector was increased by successively adding one to each sector for the basket, adding always first from the sector with the lowest ratio of sector stocks in the basket relative to sector stocks in the index, until the total number of companies in the basket reached 60; and

     (iii) In the event the basket does not reach the required 60 companies, the number of companies in each sector is further increased in the following manner: if there is more than one sector with the lowest ratio of sector stocks in the basket relative to sector stocks in the index, one is added to the number of companies for whichever such sector, assuming all the companies are equally weighted within each respective sector, the percentage weighting per company is the highest, and then successively thereafter.

     Step Ten – Relaxation of Criteria to Achieve Minimum Number of Eligible Companies by Sector. In the event the number of remaining companies eligible for inclusion in the basket for any sector is fewer than two times the number of companies required for that sector as specified in Step Nine, the criteria for all the following steps will be simultaneously and iteratively relaxed until the number of companies eligible for inclusion in the basket for any sector is at least twice the number of companies required for that sector as specified in Step Nine:

•	In Step Three, the maximum threshold for forecasted current year dividend payout ratio for the stock of each eligible company is increased from 70% to 80% and by increments of 10% thereafter.
•	In Step Four, the minimum requirement for realized free cash flow cover for the most recently available fiscal year for each eligible company is reduced from 50% to 40% and by increments of 10% thereafter and the minimum requirement for projected free cash flow cover for the fiscal year immediately following the most recent realized fiscal year for each eligible company is reduced from 75% to 65% and by increments of 10% thereafter.
•	In Step Five, the maximum percentile threshold for non-negative net debt to EBITDA ratio for each eligible company is increased from the 75th percentile in distribution to the 80th percentile in distribution and by increments of five percentile points in distribution thereafter. Once the criteria is relaxed to 100% of the distribution, all companies with negative net debt to EBITDA ratio are eligible for inclusion in the basket.
•	In Step Six the minimum required forecasted dividend growth rate for each eligible company is reduced from 0% to -5% and by increments of 5% thereafter.
•	In Step Seven, the maximum permissible multiple of composite spread for a 5-year senior credit default swap for each eligible company relative to the Markit iTraxx Europe composite spread is increased from 2 times to 2.5 times and by increments of 0.5 times thereafter.

     Step Eleven – Basket Allocation. The companies remaining eligible for inclusion in the basket within each sector were ranked from highest to lowest based on their expected dividend yield. The expected dividend yield was calculated for each remaining eligible stock by dividing the first period dividend, as defined in Step Six and using data as published on IBES Summary database, by the stock price as of the observation date, as published by Bloomberg. For stocks denominated in currencies other than the Euro, the first period dividend and stock price, as applicable, in local currency was converted to Euro using the local currency/EUR exchange rate based on the mid-closing exchange rate, as published by WM Company on Thomson Reuters Eikon at 4:00 P.M. New York time on the observation date. The stocks of the highest-ranked companies within each sector were selected for inclusion in the basket up to the required number of stocks for each sector as determined pursuant to Step Nine. If for a given sector the resulting stock selection would include a stock with an expected dividend yield equal to zero, the criteria for Steps Three through Seven will be relaxed iteratively pursuant to Step Ten until all the stocks to be included for the sector have an expected dividend yield greater than zero or until further relaxation of the criteria does not yield any change in the basket composition.

     Step Twelve – Basket Component Selection and Reweighting. The related securities function (“the RELS function”) in Bloomberg was used to determine whether, with respect to each company, the securities of which were selected for inclusion in the basket pursuant to Step Eleven, there are depositary receipts representing such company’s common stock. To apply the RELS function, the basket sponsor sets the fields in Bloomberg for the RELS function as follows: (i) the “Exchange” field was set to “US”; and (ii) the “Type” field was set to “Receipt.” For those companies, the securities of which were selected for inclusion in the basket, with depositary receipts representing shares of such company’s common stock, the median daily traded value of the depositary receipts for each such company for the 6 month period to the calendar day prior to the observation date was determined by the basket sponsor. The median daily traded value of the depositary of each such company during that period was determined by reference to the daily traded value for such company’s depositary receipts, as indicated by Bloomberg, for each day in the six months prior to the observation date. If the median daily traded value of such company’s depositary receipts during the 6-month period prior to the observation date was greater than or equal to USD 250,000, the depositary receipts representing the common stock of such company, rather than shares of such company’s common stock, were included in the basket. If the median daily traded value of such company’s depositary receipts during the 6 month period prior to the observation date was less than USD 250,000, shares of such company’s common stock, as listed on such company’s relevant included exchange, were included in the basket. In the event there is more than one depositary receipt available, the depositary receipt with the highest median daily trade value during the 6 month period prior to the observation date were included in the basket. The weight of each share of common stock or depositary receipt, as applicable, within the basket was then adjusted, such that all of the shares of common stock or depositary receipts, as applicable, were in accordance with the weights as defined in Step Nine.

     Financial Data and Values. The underlying financial data and values used by the basket sponsor to calculate the basket were calculated or published by Bloomberg, WM Company, IBES Summary database, Markit and Thomson Reuters Eikon (collectively, the “data providers”), each as described above and obtained by the basket sponsor without independent verification and are as of the observation date. Some of these values are non-GAAP financial measures and are computed by the data providers using their own specifications. Other financial data providers may compute these values differently. The basket sponsor makes no representation or warranty, express or implied, regarding the reliability and accuracy of the information obtained from the data providers or drawn from other sources.

     Reference Exchange. The “reference exchange” is the corresponding stock exchange as specified by the sponsor of the index in the list of stock exchanges and trading systems, as specified by the index sponsor.

Portfolio and Portfolio Methodology

     The portfolio generally consists of the stocks of companies included in the basket on the observation date; however, the Sponsor may substitute shares of a company’s stock on its relevant exchange for depositary receipts representing the common stock of such company. On the date of deposit, the stocks included in the portfolio are generally equally weighted within their corresponding sector, such that the total weight for that sector in the basket was equal to the total weight in the index for that same sector as of the observation date, subject to rounding to the nearest whole share for any constituent stock. This lag provides sufficient time before the date of deposit to screen for any liquidity or regulatory issues in regards to the securities selection. At the time of purchase, the stocks in the basket, and therefore the portfolio, may no longer be weighted as they were on the observation date on a market capitalization basis because of market price movements of the stocks.

     The basket may be subject to rebalancing from time to time, but the portfolio will not be rebalanced or adjusted other than the adjustments described in “Trust Administration—Changes to Your Portfolio” in this prospectus. The performance of the portfolio may diverge from the performance of the basket. In the event of any inadvertent discrepancy in the constituents resulting from the application of the basket methodology as described in this prospectus and the portfolio constituents disclosed in this prospectus, the portfolio constituents will remain as disclosed in this prospectus.

PRINCIPAL RISKS

     As with all investments, you may lose some or all of your investment in the Trust. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. No assurance can be given that the Trust’s investment objective will be achieved. The Trust also might not perform as well as expected. This can happen for reasons such as the following:

     The Sponsor does not actively manage the portfolio. The Trust is a unit investment trust and, as a result, is not actively managed. Securities are only bought and sold in limited circumstances as described herein. The Trust will generally hold, and may continue to buy, the same securities even though a security’s outlook, rating, market value or yield may change.

     Security prices will fluctuate. The value of your investment may fall over time. Market values fluctuate in response to various factors. These can include stock movements, purchases or sales of securities by the Trust, government policies, litigation and changes in interest rates, inflation, the financial condition of the securities’ issuer or perceptions of the issuer, or economic conditions in general or specific to the issuer.

     The method used to select the portfolio may be flawed and will not necessarily have a positive return. The selection method used by the basket sponsor to determine the basket stocks may not result in the selection of stocks having a positive return. The measures of forecasted stock dividend payouts, forecasted dividend growth, high net debt to EBITDA ratio and free cash flow cover may not accurately capture the risks they seek to reflect and individually and collectively may not actually result in the selection of stocks that will perform better than a basket of stocks selected by other methods or by one selected using only one or a limited number of the selection criteria used by the basket sponsor. A portfolio that is selected using different financial ratios, variables or methodologies as one of its selection criteria may outperform, perhaps substantially, a portfolio selected using the basket as calculated by the basket sponsor.

     The portfolio was selected on the basis of data as of a given date and used values that can be calculated differently. The stocks of the companies comprising the portfolio were selected based on the basket, which was determined by the basket sponsor on the observation date and equally weighted within their corresponding sector, such that the total weight for that sector in the basket was equal to the total weight in the index for that same sector as of the observation date, based on the publicly available data for each constituent company as of those dates. If the basket had been calculated on any date other than the observation date, the basket, and therefore the portfolio, likely would contain different stocks from those included in the basket. In addition, because the basket was selected on the observation date, the financial data used in the selection is now stale. A company that had a high expected dividend yield at the time the basket was selected may now have a much lower expected dividend yield depending on its most recent financial results. As a result, there can be no assurance that the portfolio will perform as well as one selected using current financial data. In addition, the values obtained by the basket sponsor from the data providers can be calculated in different ways and may be subject to judgments made by the third party data vendor that another data vendor may have made differently. As a result, the portfolio may not perform as well as one selected using a different data source or a different formulation for calculating the values on which the basket is based.

     Each portfolio component will be subject to various business and market risks. Each issuer of a portfolio component is subject to various business and market risks that may adversely affect the asset’s value. The prices of the underlying securities may be volatile, subject to currency exchange rates and cannot be predicted. In addition, the securities, and therefore the units, are subject to equity market risk, as applicable, and to economic, financial, political, regulatory, legal and other events that affect the equity markets. You should familiarize yourself with the business and market risks faced by the issuers and consider those risks, along with the risks described in this prospectus, when considering whether to invest in the units.

     The stocks in the portfolio may not be weighted in the same manner as the basket. The basket stocks were equally weighted within their corresponding sector, such that the total weight for that sector in the basket was equal to the total weight in the index for that same sector as of the observation date. The portfolio was approximately purchased in an amount that reflected the number of shares used by the basket sponsor to equally weight the basket stocks within their corresponding sector, such that the total weight for that sector in the basket was equal to the total weight in the index for that same sector as of the observation date, subject to rounding to the nearest whole share for any constituent stock. The portfolio stocks could not be purchased in the precise amounts used in the baskets because of the rounding restrictions described above. Further, the Sponsor retains the ability to remove stocks selected for inclusion in the portfolio. Generally speaking, this would only occur if there was a material negative credit event, or significant liquidity concerns, as set forth in the Trust Agreement. Consequently, while the portfolio will generally be representative of the basket stocks, holdings in the portfolio may diverge from the holdings in the basket and the portfolio may not perform in the same manner as the basket, and it may perform adversely as compared to the basket over time as a result of these potential differences.

     The portfolio, the basket and the index from which the basket stocks and the portfolio stocks are selected are different and the performance of the basket and the portfolio will diverge from the performance of the index. The stocks that comprise the basket and the portfolio are chosen using a methodology to select stocks from among the stocks that comprise the index. The portfolio will hold only a relatively small number of the equity securities included in the index and the weightings of the stocks that comprise the basket and the portfolio will be different from the weightings of the stocks in the index. Therefore, the performance of the basket and the performance of the portfolio likely will not track the performance of the index, and consequently, the return on the units will not be the same as investing directly in the index or in the stocks underlying the index, and will not be the same as investing in units with returns linked to the performance of the index.

     An investment in the units will be subject to risks associated with foreign securities markets. The foreign securities markets whose stocks comprise the basket may have less liquidity and may be more volatile than U.S. or other securities markets, and market developments may affect foreign markets differently from U.S. or other securities markets. Although a portion of the portfolio stocks are listed for trading on European stock exchanges, there is no assurance that an active trading market will continue for such portfolio stocks or that there will be liquidity in the trading market. Direct or indirect government intervention to stabilize these foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in these markets. Also, there is generally less publicly available information about foreign issuers than U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign companies are subject to different accounting, auditing and financial reporting standards and requirements than U.S. reporting companies.

     Securities prices in foreign countries are subject to the political, economic, financial and social factors of those geographical regions. These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health development in the region. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

     The portfolio securities are also subject to currency risk, which means that the value of the securities may be dependent on currency exchange rates. The U.S. dollar value of these securities may vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons, such as the activity level of large international commercial banks, various central banks, speculators, hedge funds and other buyers and sellers of foreign currencies.

     In addition, the portfolio stocks are subject to custody risk, which refers to the risks in the process of clearing and settling trades and to the holding of securities by local banks, agent and depositories. Low trading volumes and volatile prices in less developed markets make trades harder to complete and settle, and governments or trade groups may compel local agents to hold securities in designated depositories that are not subject to independent evaluation. The less developed a country’s securities markets is, the greater the likelihood of custody problems.

     The Trust is concentrated in securities issued by companies operating in Europe. The Trust is therefore subject to certain risks associated specifically with Europe. A significant number of countries in Europe are member states in the European Union, and the member states no longer control their own monetary policies by directing independent interest rates for their currencies. In these member states, the authority to direct monetary policies, including money supply and official interest rates for the Euro, is exercised by the European Central Bank. Furthermore, the European sovereign debt crisis and the related austerity measures in certain countries have had, and continue to have, a significant negative impact on the economies of certain European countries and their future economic outlooks.

     The Trust is concentrated in securities issued by companies operating in Great Britain. As a result, political, economic or social developments in Great Britain may have a significant impact on the securities included in the Trust. The British economy relies heavily on export of financial services to the United States and other European countries. As a result, the British economy may be impacted by changes to the economic health of the United States and other European countries. In addition, the British economy, along with certain other European economies, experienced a significant economic slowdown during the recent financial crisis.

     Depositary receipts risk. ADRs or GDRs may be less liquid than the underlying shares in their primary trading market. Any distributions paid to the holders of depositary receipts, whether ADRs or GDRs, are usually subject to a fee charged by the depositary.

     Holders of depositary receipts may have limited voting rights pursuant to a deposit agreement between the underlying issuer and the depositary. In certain cases, the depositary will vote the equity shares deposited with it as directed by the underlying issuer’s board of directors. Furthermore, investment restrictions in certain countries may adversely impact the value of depositary receipts because such restrictions may limit the ability to convert equity shares into depositary receipts and vice versa. Such restrictions may cause equity shares of the underlying issuer to trade at a discount or premium to the market price of the depositary receipt. Moreover, if depositary receipts are converted into equity shares, the laws in certain countries may limit the ability of a non-resident to trade the equity shares and to reconvert the equity shares to depositary receipts.

     Depositary receipts may be “sponsored” or “unsponsored.” Sponsored depositary receipts are established jointly by a depositary and the underlying issuer, whereas unsponsored depositary receipts may be established by a depositary without participation by the underlying issuer. Holders of unsponsored depositary receipts generally bear all the costs associated with establishing the unsponsored depositary receipts. In addition, the issuers of the securities underlying unsponsored depositary receipts are not obligated to disclose material information in the United States and, therefore, there may be less information available regarding such issuers and there may not be a correlation between such information and the market value of the depositary receipts.

     Depositary receipts may be unregistered and unlisted. The Trust’s investments may also include depositary receipts that are not purchased in the public markets and are restricted securities that can be offered and sold only to “qualified institutional buyers” under Rule 144A under the Securities Act of 1933, as amended (“Securities Act”). Moreover, if adverse market conditions were to develop during the period between a Fund’s decision to sell these types of depositary receipts and the point at which the Trust is permitted or able to sell such security, the Trust might obtain a price less favorable than the price that prevailed when it decided to sell.

     The Trust is concentrated in the consumer products sector. As a result, the factors that impact the consumer products sector will likely have a greater effect on this Trust than on a more broadly diversified trust. General risks of companies in the consumer products sector include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased government regulation. Generally, spending on consumer products is affected by the health of consumers. Companies in the consumer products sectors are subject to government regulation affecting the permissibility of using various food additives and production methods, which regulations could affect company profitability. Tobacco companies may be adversely affected by the adoption of proposed legislation and/or by litigation. Also, the success of foods and soft drinks may be strongly affected by fads, marketing campaigns and other factors affecting supply and demand. A weak economy and its effect on consumer spending would adversely affect consumer products companies.

     The forecasted dividend payouts per share used to select the basket stocks are not objective and may not be reached. The basket sponsor used forecasted dividend payouts per share data as published on IBES Summary database to calculate forecasted dividend growth, which is one of the metrics used to select the basket stocks. The forecasted dividend payouts per share represent the forecasts of dividend payouts per share as submitted by stock research analysts to IBES Summary database. These forecasts represent the opinions of individual analysts and of their firms, which may include opinions submitted by Goldman, Sachs & Co. (an affiliate of the basket sponsor), or one or more of its affiliates, without any consideration for the value of the basket or the units. The forecasted dividend payouts per share are not reviewed for accuracy by IBES before their inclusion in the IBES Summary database, nor does IBES screen the quality of the analysts providing the forecasts. The opinions of the analysts are subjective and may not reflect the actual dividends paid per share for the forecasted periods. These opinions of individual analysts may have been based on assumptions involving incorrect or incomplete information and may not be an accurate prediction of the future performance of any basket stock to which those opinions relate.

     Neither the relevant analysts nor the issuers of the relevant stocks comprising the basket are under any obligation to correct incomplete or inaccurate estimates, except to the limited extent required by law. Estimates over a 12-month period or for periods further out in time from the observation date may be more likely to be inaccurate than shorter estimates, such as three-month estimates, or those for periods closer in time to the observation date. These factors may adversely affect the selection of the basket stocks and, as a result, the return on your units. Neither the basket sponsor nor the Sponsor have independently verified any individual analyst’s opinion or the assumptions or calculations supporting that opinion.

     The forecasted dividend payouts per share used to select the basket stocks may have been distorted due to the number of analysts providing such estimates for the data underlying the calculation, and the opinions of Goldman, Sachs & Co. or its affiliates may have had a substantial impact on the forecasted dividend payouts per share of one or more stocks. The number of analysts submitting dividend forecasts on the basket stocks that were used by IBES Summary database to compile forecasted dividend payouts per share data and then used by the basket sponsor to calculate the dividend growth varied and may have been as few as one, depending on the stock. As a result, the impact of an individual analyst’s opinion on the decision to include or exclude a stock in the basket varied in each case depending on the total number of analyst opinions compiled for that basket stock. This variance may increase the impact of an individual analyst’s opinion that is based on incorrect or incomplete information or of an individual analyst’s opinion that does not accurately predict future dividends if the total number of analyst opinions compiled for that stock are relatively few. If the basket sponsor had used a different means of obtaining the forecasted dividend payouts per share, the basket stocks may have been different from the basket stocks set forth in this prospectus. In cases where few analysts cover a particular security, the opinion of one analyst may distort the average forecast. Further, analyst dividend forecasts may be updated infrequently, and may not represent the analyst’s current opinion regarding the stock. Where a limited number of dividend forecasts were provided as to any basket stock, the dividend estimates, if any, provided by analysts employed by Goldman, Sachs & Co., or one or more of its affiliates may have had a significant impact on, or been determinative of, the inclusion or exclusion of that stock from the basket. Even where many dividend forecasts were provided as to any basket stock, if the dividend forecasts of Goldman, Sachs & Co. or one or more of its affiliates influenced the dividend forecasts provided by other analysts, the dividend forecasts provided by Goldman, Sachs & Co. or its affiliates would have had a disproportionate influence on the dividend forecasts used to select the basket stocks.

     You should not view the inclusion of any basket stock in the basket as an investment recommendation with respect to that basket stock or as an endorsement of any analyst’s opinion used in selecting any basket stock by the basket sponsor, even if Goldman, Sachs & Co. or one or more of its affiliates submits dividend forecasts to IBES Summary database as to any of the basket stocks.

     Analysts’ forecasts are highly sensitive to market perceptions and can change daily. The basket stocks were selected from among the stocks that comprise the index using certain financial metrics for those stocks as of the observation date. Some of those metrics are based on data which utilize analysts’ dividend forecasts. Analysts’ forecasts are highly sensitive to market perceptions and can change daily. Analysts revise their dividend forecasts for stocks constantly, even within a single trading day. In addition, companies release information to the public at different times. Some companies may provide some form of publicly available earnings guidance during a fiscal quarter; however, most companies do not do so on a regular basis. Expected earnings is one factor taken into account in analysts’ estimates of future dividends. Analysts tend to update such forecasts for companies after the relevant company releases periodic results. The timing of updates to analyst forecasts and the public dissemination of earnings can affect analyst forecasts and, as a result, the selection of the basket stocks. Also, companies may alter their actual dividend payouts based on factors unrelated to market variables, such as government regulations. If the basket stocks had been selected using data on a different date, the resulting basket might contain different stocks, and the return based on a basket comprised of such stocks could result in a higher return on your units.

     The median analyst investment recommendation rating used to select the basket stocks may not accurately reflect the credit worthiness of the basket stock issuers. Analysts investment recommendation ratings on eligible companies, as published on IBES Summary database, are used to calculate the median analysts recommendation rating for such stocks and this is one of the metrics used by the basket sponsor to exclude stocks from the basket. The number of analysts issuing ratings on the basket stock issuers compiled by IBES Summary database varied and may have been as few as one, depending on the stock. As a result, the metrics used by the several analysts in rating a particular basket stock issuer may also vary. This variance may increase the impact of an individual analyst’s rating that does not accurately predict the credit risk for a particular basket stock issuer. In cases where few analysts cover a particular security, the rating of one analyst may distort the median investment recommendation rating. Further, analyst ratings may be updated infrequently, and may not represent the analyst’s current opinion regarding the stock. Where a limited number of ratings were provided as to any basket stock, the ratings provided by analysts employed by Goldman, Sachs & Co., or one or more of its affiliates may have had a significant impact on, or been determinative of, the inclusion or exclusion of that stock from the basket.

     Past stock performance is no guide to future performance. You cannot predict the future prices of the portfolio stocks based on their historical fluctuations. The actual prices of the portfolio stocks over the life of the units may bear little or no relation to the historical closing prices of the portfolio. We cannot predict the future performance of the portfolio stocks.

     You have no shareholder rights or rights to receive shares of the portfolio stocks. Investing in units of the Trust will not make you a holder of any of the underlying assets of the issuer. Neither you nor any other holder or owner of your units will have any right to vote, receive dividends or other distributions or any other rights with respect the issuer’s underlying assets, or a holder of shares of the securities held by the Trust.

     The performance of the portfolio may diverge from the performance of the basket. The basket may be subject to reconstitution and reweighting from time to time, but the portfolio will not be reconstituted, reweighted or adjusted other than the adjustments described in “Trust Administration—Changes to Your Portfolio” in this prospectus. The performance of the portfolio will therefore diverge from the performance of the basket.

     Mid-cap company risk. Stocks of mid-cap companies may be subject to more abrupt or erratic market movements than those of larger, more established companies or the market averages in general. Mid-cap companies may have limited product lines, markets or financial resources, and they may be dependent on a limited management group. In addition, they may be more vulnerable to adverse general market or economic developments.

     Since the securities include stocks, and the income stream produced by dividend payments, if any, is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust and/or to make distributions to unitholders.

     The Trust may keep cash on hand to meet repurchase requests. As a result, the Trust may not invest all of the proceeds that it receives from the sale of units in order to retain cash to meet repurchase obligations.

     Legislation/litigation. From time to time, various legislative or regulatory initiatives are proposed which may have a negative impact on certain of the issuers represented in the Trust. In addition, litigation regarding any of the issuers of the securities or of the industries represented by such issuers may negatively impact the value of these securities. We cannot predict what impact any pending or proposed legislation or pending, threatened or potential litigation will have on the value of the securities.

     Inflation risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. The value of your investment in the units may fall as a result of inflation.

     Dividend payment risk. An issuer of a security may be unable or unwilling to make dividend payments, which may decrease the value of your investment in the Trust.

     Investment strategy risk. The Trust is exposed to additional risk due to its policy of investing in accordance with an investment strategy. Although the Trust’s investment strategy is designed to achieve the Trust’s investment objective, the strategy may not prove to be successful. The investment decisions may not produce the intended results and there is no guarantee that the investment objective will be achieved.

     Dilution risk. As the Sponsor sells units, the size of the Trust will increase. The Sponsor will seek to replicate the existing portfolio and when the Trust buys securities, it will pay brokerage or other acquisition fees. Existing unitholders could experience a dilution of their investment because of these fees and fluctuations in security prices between the time the Sponsor creates units and the time the Trust buys the securities. The Sponsor cannot guarantee that the Trust will keep its present size and composition for any length of time.

     See “Investment Risks” in Part B of this prospectus for additional information.

ESSENTIAL INFORMATION
(AS OF THE INCEPTION DATE)

Public offering price
at inception	$10.00

Inception date	December 10, 2015

Termination date	March 9, 2017

Distribution date	25th day of
March, June,
September and December
(commencing on March 25, 2016,
if any)

Record date	10th day of
March, June,
September and December
(commencing on March 10, 2016,
if any)

Estimated net annual
distributions
(as of December 9, 2015 and
may vary thereafter)	$0.2485 per unit

Evaluation Time	As of the close of trading of
the New York Stock
Exchange (normally 4:00 p.m.
Eastern Time. However, on
the first day units are sold, the
Evaluation Time will be as of
the close of trading on the
New York Stock Exchange or
the time the registration
statement filed with the
Securities and Exchange
Commission becomes
effective, if later.)

CUSIP Numbers
Standard Accounts
Cash Distributions	45331Q107
Reinvest Distributions	45331Q115
Fee Based Accounts
Cash Distributions	45331Q123
Reinvest Distributions	45331Q131

Portfolio Diversification

Market	Approximate
Capitalization	Portfolio Percentage
Mid-Capitalization	38.59%
Large-Capitalization	61.41%

Approximate
Sector	Portfolio Percentage
Consumer Discretionary	11.53%
Consumer Staples	14.83%
Energy	6.73%
Financials	22.51%
Health Care	13.57%
Industrials	11.38%
Information Technology	3.79%
Materials	6.71%
Telecommunication Services	5.09%
Utilities	3.86%

Approximate
Country/Territory	Portfolio Percentage
Belgium	1.12%
Denmark	1.62%
Finland	1.60%
France	6.14%
Germany	10.23%
Great Britain	39.86%
Italy	1.61%
Luxembourg	2.28%
Netherlands	2.38%
Spain	7.95%
Sweden	6.97%
Switzerland	18.24%

Minimum investment	$1,000/100 units
IRA	250/25

FEE TABLE

     The amounts below are estimates of the direct and indirect expenses that you may incur for primary market purchases based on a $10 public offering price. Actual expenses may vary. You may qualify for sales charge discounts if you and your family invest at least $50,000 in the Trust or in other Incapital Unit Trusts. More information about these and other discounts, including exchange or rollover discounts, is available from your financial advisor and in “Buying Units” in Part B of this prospectus.

	Percentage
	of Public
	Offering	Amount Per
Investor Fees	Price (1)	Unit
Initial sales fee
paid on purchase (2)	1.00%	$0.100
Deferred sales fee (3)	1.45	0.145
Creation and
development fee (4)	0.50	0.050
Maximum sales fees
(including creation
and development fee)	2.95%	$0.295
Estimated organization
costs (5)	0.80%	$0.080

	Approximate
Annual Fund	% of Public
Operating	Offering	Amount Per
Expenses	Price (1)	Unit
Trustee’s fee	0.105%	$0.0105
Supervisory fee	0.030	0.0030
Evaluator’s fee	0.030	0.0030
Bookkeeping and
administrative fee	0.035	0.0035
Estimated other Trust
operating expenses (6)	1.159	0.1159
Total	1.359%	$0.1359

1	Based on a unit with a $10.00 per unit Public Offering Price as of the Inception Date.
2	The initial sales fee provided above is based on the public offering price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee (as described below), the percentage and dollar amount of the initial sales fee will vary as the public offering price varies and after deferred fees begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.
3	The deferred sales fee is a fixed dollar amount equaling $0.145 per unit. The deferred sales fee will be deducted in three monthly installments commencing March 2016 and ending May 2016 (approximately $0.0483 per unit on the last business day of each month). If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected.

If you purchase units in the secondary market, your maximum sales fee will be 2.95% of the public offering price and may consist of an initial sales fee and the amount of any remaining deferred sales fee payments. If you purchase units after the last deferred sales fee payment has been assessed, your maximum sales fee will consist of a one-time sales charge of 2.95% of the Public Offering Price per unit.

4	The creation and development fee compensates the Sponsor for creating and developing the Trust. The actual creation and development fee is $0.05 per unit and is paid to the Sponsor at the close of the initial offering period, which is expected to be approximately three months from the Inception Date. The percentages provided are based on a $10.00 unit as of the Inception Date and the percentage amount will vary over time because the creation and development fee is a fixed dollar amount that does not vary with the public offering price.
5	The estimated organization costs include the amount per unit paid by the Trust at the earlier of the end of the initial offering period or after six months.
6	The estimated Trust operating expenses are based upon an estimated Trust size of approximately USD 8,000,000. Because certain of the operating expenses are fixed amounts, if the Trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses do not include brokerage costs and other transactional fees.

EXAMPLE

     This example helps you compare the cost of this Trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every year at a reduced sales charge, the Trust’s operating expenses do not change and the Trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the Trust:

1 year	$ 511
3 years	1,333
5 years	2,165
10 years	4,298

     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any transaction fees paid by the Trust or that broker-dealers may charge for processing redemption requests.

TAXES

     Distributions from the Trust are generally subject to federal income taxes for U.S. investors. The distributions may also be subject to state and local taxes.

     For non-resident aliens, certain income from the Trust will be exempt from withholding for U.S. federal income tax, provided certain conditions are met. Consult your tax advisor with respect to the conditions that must be met in order to be exempt for U.S. tax purposes.

     See “Tax Status” in Part B of this prospectus for further tax information.

DISTRIBUTIONS

     Holders of units will receive dividends from its net investment income, if any, along with any excess capital on each distribution date to unitholders of record on the preceding record date. You may elect to:

•	reinvest distributions in additional units of the Trust at no fee, or
•	receive distributions in cash.

     You may change an election by contacting your financial professional or the trustee of the Trust, the Bank of New York Mellon (the “Trustee”). Once you elect to participate in a reinvestment program, the Trustee will automatically reinvest any distributions into additional units at their net asset value three business days prior to the distribution date. We waive the sales fee for reinvestments into units of the Trust. We cannot guarantee that units will always be available for reinvestment. If units are unavailable, you will receive cash distributions. We may discontinue these options at any time without notice.

     In some cases, the Trust might pay a special distribution if it holds an excessive amount of principal pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose security is in your portfolio. In addition, your Trust may pay a special distribution in order to maintain the qualification of your Trust as a regulated investment company or to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise tax on undistributed income in the Trust. The amount of your distributions will vary from time to time as companies change their dividends, Trust expenses change or as a result of changes in the Trust’s portfolio.

     Each unit of the Trust at the Inception Date represents the fractional undivided interest in the underlying securities set forth in the “Trust Portfolio” and net income of the Trust.

     Estimated annual distributions. The estimated net annual distributions are shown under the “Essential Information” section of this prospectus. We generally base the estimate of the income the Trust may receive on annualizing the most recent ordinary dividend declared by an issuer (or adding the most recent interim and final dividends declared for certain foreign issuers) or on scheduled income payments. However, dividend conventions for certain companies and/or certain countries differ from those typically used in the United States and in certain instances, dividends paid or declared over several years or other periods were used to estimate annual distributions. Due to this and various other factors, actual income payments received by the Trust will most likely differ from the most recent annualized dividends or scheduled income payments. There is no guarantee that the issuers of the securities in the Trust’s portfolio will declare dividends in the future or that if declared they will either remain at current levels or increase over time. Due to this, and various other factors, actual dividends received from the securities may be less than their most recent annualized dividends. In this case, the actual net annual distribution you receive will be less than the estimated amount set forth under the “Essential Information” section of this prospectus. The actual net annual distributions you will receive will vary with changes in the Trust’s fees and expenses, in income payments received and with the sale of securities.

     Reports. The Trustee or your financial professional will make available to you a statement showing income and other receipts of the Trust for each distribution. Each year the Trustee will also provide an annual report on the Trust’s activity and certain tax information. You may request copies of security evaluations to enable you to complete your tax forms and audited financial statements for the Trust, if available.

PURCHASE AND REDEMPTION OF UNITS

     You may purchase or redeem units of the Trust on any business day, which is any day the New York Stock Exchange is open for business. You may purchase or redeem units of the Trust through your financial advisor or other financial intermediary. Your financial intermediary can either redeem units through the Sponsor or the Trustee. See “Buying Units” and “Selling Units” in Part B of this prospectus for more information.

     The Sponsor currently intends to repurchase units from unitholders who want to redeem their units. These redemptions will be at the redemption price; however, a unitholder will pay any remaining deferred sales fees upon the sale or redemption of units. The Sponsor is not obligated to maintain a market and may stop doing so without prior notice for any reason. If the Sponsor stops repurchasing units, a unitholder’s financial intermediary may dispose of units by redemption through the Trustee. The price received from the Trustee by the unitholder for units being redeemed is based upon the redemption price of the underlying securities. Unitholders will be assessed any remaining deferred sales fees upon the sale or redemption of units.

     Until the earlier of six months after the Inception Date or the end of the initial offering period, the price at which the Trustee will redeem units and the price at which the Sponsor may repurchase units generally includes estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

BASKET SPONSOR’S DISCLAIMERS

     The portfolio is not sponsored, endorsed, sold or promoted by the basket sponsor. The basket sponsor makes no representation or warranty, express or implied, regarding (i) the advisability of investing in the portfolio; (ii) the ability of the portfolio to track the basket performance; or (iii) the reliability and accuracy of the information calculated by the data providers. The basket sponsor’s only relationship to the Sponsor in connection with the Trust is the grant of a license for the basket and the payment of start-up costs and expenses, which is composed and calculated by the basket sponsor, or its agent, without regard to the Sponsor or the portfolio. While the basket sponsor has identified the securities for selection in the basket, the basket sponsor has no obligation, involvement or liability in connection with the selection, administration, marketing or trading of the portfolio. The Sponsor or its affiliates and the basket sponsor have other business relationships which include the basket sponsor providing investment products, such as structured notes, structured bank certificates of deposit and insurance products, for distribution by the Sponsor to its clients. In addition, as of the date of this prospectus, Goldman Sachs holds a minority, non-voting membership interest in the parent company of Incapital LLC.

     The basket sponsor is not responsible for any investment decisions, damages or other losses resulting from use of the portfolio or any information provided in conjunction with it. The basket sponsor does not guarantee the accuracy, completeness or timeliness of the portfolio methodology or any portion of it and will not be liable for any errors, omissions or interruptions arising from its use. The basket sponsor makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use, with respect to the portfolio methodology or any portion of it. The basket sponsor is not affiliated with the Sponsor.

     The MSCI Europe Index was used by the basket sponsor as the reference universe for selection of the companies included in the Goldman Sachs Europe High Sustainable Dividend Basket. MSCI does not in any way sponsor, support, promote or endorse the Goldman Sachs Europe High Sustainable Dividend Basket. MSCI was not and is not involved in any way in the creation, calculation, maintenance or review of the Goldman Sachs Europe High Sustainable Dividend Basket. The MSCI Europe Index was provided on an “as is” basis. MSCI, each of its affiliates and each other person involved in or related to compiling, computing or creating the MSCI Europe Index (collectively, the “MSCI Parties”) expressly disclaim all warranties (including, without limitation, any warranties of originality, accuracy, completeness, timeliness, non-infringement, merchantability and fitness for a particular purpose). Without limiting any of the foregoing, in no event shall any MSCI Party have any liability for any direct, indirect, special, incidental, punitive, consequential (including, without limitation, lost profits) or any other damages in connection with the MSCI Europe Index or the Goldman Sachs Europe High Sustainable Dividend Basket.

Report of Independent Registered Public Accounting Firm

Unitholders
Incapital Unit Trust, Series 108

     We have audited the accompanying statement of financial condition, including the Trust portfolio set forth on pages 26, 27 and 28 of this prospectus, of Incapital Unit Trust, Series 108, as of December 10, 2015, the initial date of deposit. The statement of financial condition is the responsibility of the Trust’s Sponsor. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

     We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Trust’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstancƒes, but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall statement of financial condition presentation. Our procedures included confirmation with The Bank of New York Mellon, the Trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statement of financial condition as of December 10, 2015. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

     In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Incapital Unit Trust, Series 108 as of December 10, 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Chicago, Illinois

December 10, 2015

Incapital Unit Trust, Series 108
European Dividend Builders Portfolio, 4Q 2015

Statement of Financial Condition
as of December 10, 2015

Investment in securities
Contracts to purchase underlying securities (1),(2)	$135,873
Total	$135,873
Liabilities and interest of investors
Liabilities:
Organization costs (3)	$1,098
Creation and development fee (4)	686
Deferred sales fee (5)	1,990
Total	3,774
Interest of Investors:
Cost to investors (6)	137,250
Less initial sales fee (5)	1,377
Less deferred sales fee, creation and development fee
and organization costs (3),(4),(5),(6)	3,774
Net interest of unitholders	132,099
Total	$135,873
Units	13,725
Net asset value per unit	$9.6247

1	Aggregated cost of the securities is based on the closing sale price evaluations as determined by the Evaluator.
2	Cash or an irrevocable letter of credit has been deposited with the Trustee covering the funds necessary for the purchase of securities in the Trust represented by purchase contracts.
3	A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. These costs have been estimated at $0.080 per unit for the Trust. A distribution will be made as of the earlier of the close of the initial offering period or six months following the Trust’s Inception Date to an account maintained by the Trustee from which this obligation of the investors will be satisfied. Organization costs will not be assessed to units that are redeemed prior to the earlier of the close of the initial offering period or six months following the Trust’s Inception Date. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the Sponsor and deducted from the assets of the Trust.
4	The Trust is committed to pay a creation and development fee of $5.00 per 100 units at the close of the initial public offering period. The creation and development fee will not be assessed to units that are redeemed prior to the close of the initial offering period.
5	The total sales fee consists of a creation and development fee, an initial sales fee and deferred sales fee. The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee. The maximum sales fee is 2.95% (2.98% of amount invested) of the public offering price per unit. The deferred sales fee is equal to $0.145 per unit and the creation and development fee is equal to $0.05 per unit.
6	The aggregate cost to investors includes the applicable sales fee, assuming no reduction of sales fees.

TRUST PORTFOLIO
INCAPITAL UNIT TRUST, SERIES 108
EUROPEAN DIVIDEND BUILDERS PORTFOLIO, 4Q 2015
AS OF THE TRUST INCEPTION DATE, DECEMBER 10, 2015

			Percentage	Market
			of Aggregate	Value	Cost of
Number of			Offering	per	Securities
Shares	Ticker	Issuer	Price	Share (1)	to Trust (2)
		COMMON STOCKS: 100.00%
		Consumer Discretionary: 11.53%
188	BDEV LN	Barratt Developments PLC (3)	1.27%	$9.18	$1,726
20	BOSS GY	HUGO BOSS AG (3)	1.26	85.65	1,713
121	MAKSY	Marks and Spencer Group PLC (4)	1.28	14.40	1,742
15	NXT LN	Next PLC (3)	1.30	117.31	1,760
156	PSO	Pearson PLC (4)	1.28	11.18	1,744
30	PSMMY	Persimmon PLC (4)	1.30	58.68	1,760
103	RENX	Relx NV (4)	1.28	16.83	1,733
101	SWGAY	The Swatch Group AG (4)	1.28	17.27	1,744
78	WIMHY	William Hill PLC (4)	1.28	22.34	1,743
		Consumer Staples: 14.83%
30	BTI	British American Tobacco PLC (4)	2.49	112.93	3,388
548	DIA SQ	Distribuidora Internacional de
		Alimentacion, S.A. (3)	2.48	6.16	3,376
32	ITYBY	Imperial Tobacco Group PLC (4)	2.48	105.08	3,363
108	MEO GY	METRO AG (3)	2.47	31.11	3,360
45	NSRGY	Nestle S.A. (4)	2.46	74.38	3,347
366	TATE LN	Tate & Lyle PLC (3)	2.45	9.10	3,330
		Energy: 6.73%
504	AMFW	Amec Foster Wheeler PLC (4)	2.23	6.02	3,034
95	BP	BP PLC (4)	2.22	31.81	3,022
404	SUBC NO	Subsea 7 S.A. (3)(5)	2.28	7.66	3,093
		Financials: 22.51%
245	ABDNY	Aberdeen Asset Management PLC (4)	1.60	8.90	2,181
17	BALN VX	Baloise Holding AG (3)	1.61	128.31	2,181
279	BBVA	Banco Bilbao Vizcaya
		Argentaria, S.A. (4)	1.60	7.81	2,179
56	HSBC	HSBC Holdings PLC (4)	1.59	38.63	2,163
544	LGEN LN	Legal & General Group PLC (3)	1.60	4.00	2,176
805	MAP SQ	MAPFRE, S.A. (3)	1.61	2.72	2,192
388	KN FP	Natixis SA (3)	1.64	5.74	2,228
737	OML LN	Old Mutual PLC (3)	1.60	2.97	2,185
86	SAXPY	Sampo Oyj (4)	1.60	25.30	2,176
280	STAN LN	Standard Chartered PLC (3)	1.61	7.83	2,191
333	SVNLY	Svenska Handelsbanken AB (4)	1.61	6.55	2,181
110	TRYG DC	Tryg A/S (3)	1.62	20.02	2,202
837	US IM	UnipolSai S.p.A. (3)	1.61	2.61	2,184
85	ZURVY	Zurich Insurance Group AG (4)	1.61	25.74	2,188

TRUST PORTFOLIO (continued)
INCAPITAL UNIT TRUST, SERIES 108
EUROPEAN DIVIDEND BUILDERS PORTFOLIO, 4Q 2015
AS OF THE TRUST INCEPTION DATE, DECEMBER 10, 2015

			Percentage	Market
			of Aggregate	Value	Cost of
Number of			Offering	per	Securities
Shares	Ticker	Issuer	Price	Share (1)	to Trust (2)
		COMMON STOCKS: (continued)
		Health Care: 13.57%
184	AZN	AstraZeneca PLC (4)	4.53%	$33.46	$6,157
182	RHHBY	Roche Holding Ltd (4)	4.54	33.88	6,166
145	SNY	Sanofi(4)	4.50	42.24	6,125
		Industrials: 11.38%
70	ABB	ABB Ltd (4)	0.94	18.24	1,277
42	ACS SQ	ACS, Actividades de Construccion y
		Servicios, S.A. (3)	0.97	31.41	1,319
134	VOLVY	Aktiebolaget Volvo (4)	0.95	9.59	1,285
121	ASAZY	ASSA ABLOY AB (4)	0.94	10.53	1,274
95	IMI LN	IMI PLC (3)	0.96	13.67	1,298
118	MEGGY	Meggitt PLC (4)	0.95	10.90	1,286
146	RYCEY	Rolls-Royce Holdings PLC (4)	0.94	8.79	1,283
66	SGSOY	SGS SA (4)	0.94	19.26	1,271
13	SIEGY	Siemens Aktiengesellschaft (4)	0.95	98.75	1,284
63	SKAB SS	Skanska AB (3)	0.93	20.06	1,264
88	SMGZY	Smiths Group PLC (4)	0.96	14.75	1,298
162	WEIGY	The Weir Group PLC (4)	0.95	7.94	1,286
		Information Technology: 3.79%
33	SAP	SAP SE (4)	1.90	78.27	2,583
280	SGE LN	The Sage Group PLC (3)	1.89	9.16	2,564
		Materials: 6.71%
19	BASFY	BASF SE (4)	1.08	77.18	1,466
4	EMSN SE	EMS-CHEMIE HOLDING AG (3)	1.21	410.70	1,643
120	RDSMY	Koninklijke DSM N.V. (4)	1.10	12.47	1,496
34	REXMY	Rexam PLC (4)	1.10	44.03	1,497
15	SOLB BB	Solvay SA (3)	1.12	101.45	1,522
19	SYT	Syngenta AG (4)	1.10	78.48	1,491

TRUST PORTFOLIO (continued)
INCAPITAL UNIT TRUST, SERIES 108
EUROPEAN DIVIDEND BUILDERS PORTFOLIO, 4Q 2015
AS OF THE TRUST INCEPTION DATE, DECEMBER 10, 2015

			Percentage	Market
			of Aggregate	Value	Cost of
Number of			Offering	per	Securities
Shares	Ticker	Issuer	Price	Share (1)	to Trust (2)
		COMMON STOCKS: (continued)
		Telecommunication Services: 5.09%
70	SCMWY	Swisscom AG (4)	2.55%	$49.40	$3,458
363	TLSNY	TeliaSonera Aktiebolag (4)	2.54	9.50	3,449
		Utilities: 3.86%
187	EONGY	E.ON SE (4)	1.29	9.37	1,752
58	ENG SQ	Enagas, S.A. (3)	1.29	30.25	1,754
144	RWEOY	RWE Aktiengesellschaft (4)	1.28	12.08	1,740
					$135,873

Notes to Portfolio

1	The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the Trust’s Inception Date. The Portfolio’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.
2	The securities are represented entirely by a contract to purchase securities, which was entered into by the Sponsor on December 9, 2015. The contract for securities is expected to be settled by the initial settlement date for the purchase of units. The cost of the securities to the Sponsor and the Sponsor’s profit (or loss) (which is the difference between the cost of the securities to the Sponsor and the cost of the securities to the Trust) are $136,081 and $(208), respectively.
3	This is a security issued by a foreign company and trades on a foreign exchange.
4	This is an American Depositary Receipt or Global Depositary Receipt.
5	Non-income producing security.

End of Prospectus Part A

Incapital Unit Trust

Prospectus Part B

Dated December 10, 2015

     The prospectus for an Incapital Unit Trust (a “Trust”) is divided into two parts. Part A of the prospectus relates exclusively to a particular Trust or Trusts and provides specific information regarding each Trust's portfolio, strategies, investment objectives, expenses, financial highlights, income and capital distributions, hypothetical performance information, risk factors and optional features. Part B of the prospectus provides more general information regarding the Incapital Unit Trust. You should read both parts of the prospectus and retain them for future reference. Except as provided in Part A of the prospectus, the information contained in this Part B will apply to each Trust.

ORGANIZATION

     The Trust is one of a series of similar but separate unit investment trusts created under the laws of the State of New York by a certain Trust Agreement (the “Trust Agreement”). The Trust Agreement is dated as of the Inception Date and is by and among Incapital LLC, as Sponsor, Incapital Asset Management LLC, as evaluator (“Evaluator”) and supervisor (“Supervisor”), and The Bank of New York Mellon, as Trustee. The value of the securities is determined on each business day by the Evaluator based on the closing sale prices on a national securities exchange or the NASDAQ National Market System or by taking into account the same factors referred to under “Selling Units—Redemption—Computation of Offer and Redemption Price.” On the Inception Date, the Sponsor deposited securities, contracts and/or funds (represented by cash or a certified check(s) and/or an irrevocable letter(s) of credit issued by a major commercial bank) for the purchase of certain securities. After the deposit of the securities and the creation of the Trust, the Trustee delivered to the Sponsor the units (the “units”) comprising the ownership of the Trust. These units are now being offered pursuant to this prospectus.

UNITS

     Each unit represents an undivided interest in the assets of the Trust. If any units of the Trust are redeemed after the Inception Date, the fractional undivided interest in the Trust represented by each unredeemed unit will increase. Units will remain outstanding until redeemed or until the termination of the Trust Agreement for the related Trust.

BUYING UNITS

     Public Offering Price. You can buy units of the Trust on any business day the New York Stock Exchange is open by contacting your financial professional. Public offering prices are available daily on the Internet at www.incapital.com. The public offering price includes: the aggregate underlying value of the securities in the Trust, organization costs, the maximum sales fee (which includes an initial sales fee, a deferred sales fee and the creation and development fee), and cash and other net assets in the portfolio. Incapital often refers to the purchase price of units as the “public offering price.” Incapital must receive your order to buy units prior to the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) to give you the price for that day. If Incapital receives your order after this time,

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you will receive the price computed on the next business day.

     During the initial public offering period, for sales of at least $50,000, investors will be entitled to a volume discount from the sales charge as described below. For units purchased during the initial offering period, a portion of the sales charge will be deferred. Upon the earlier of the end of the initial offering period or six months after the Inception Date, the public offering price of the units will not include a pro rata portion of estimated organizational costs.

     The initial public offering price of the units was established, in part, by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date the Trust was created was made on the basis of an evaluation of the securities in the Trust prepared by the Trustee. The value of securities is generally determined by using the last sale price for securities traded on a national or foreign securities exchange or the NASDAQ Stock Market. In some cases Incapital will price a security based on the last asked or bid price in the over-the-counter market or Incapital may use the price provided by an independent pricing service; the price obtained from other sources, such as broker-dealer quotations; or the price provided by an independent fair valuation service. In the event that no such services or quotes are available on a particular security, methods that may be used include methodologies such as the capital asset pricing model, Monte Carlo simulations, comparative pricing models and/or the best judgment of Incapital Asset Management. Incapital will only do this if a security is not principally traded on a national or foreign securities exchange or the NASDAQ Stock Market, or if the market quotes are unavailable or inappropriate. The Trustee determined the initial prices of the securities shown in “Trust Portfolio” for the Trust in this prospectus. Such prices were determined as described above at the close of the New York Stock Exchange on the business day before the date of this prospectus. On the first day Incapital sells units, the Evaluator will compute the public offering price as of the close of the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later. On or after the Inception Date, such determinations are made each business day during the initial public offering period as of the Evaluation Time set forth in “Essential Information,” effective for all sales made subsequent to the last preceding determination. For information relating to the calculation of the redemption price, which is determined on each business day by the Evaluator based on the closing sale prices on a national securities exchange or the NASDAQ National Market System or by taking into account certain other factors, see “Selling Units—Redemption—Computation of Offer and Redemption Price.”

     Organization Costs. During the initial offering period, a portion of the public offering price includes an amount of securities or cash to pay for all or a portion of the costs incurred in establishing the Trust (“organization costs”). These organization costs include the cost of preparing the registration statement, the Trust indenture and other closing documents, registering units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees, fees paid to a portfolio consultant for assisting the Sponsor in selecting the Trust’s portfolio, if any, and the initial fees and expenses of the Trustee.

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These costs will be deducted from the Trust as of the earlier of the end of the initial offering period or after six months as of the Inception Date. The Trust will sell portfolio securities to reimburse the Sponsor for these costs. Organization costs will not exceed the estimate set forth under “Fee Table” in Part A of this prospectus.

     Transactional Sales Fee. The transactional sales fee has both an initial and a deferred sales fee. Because the transactional sales fee is the difference between the maximum sales fee and the creation and development fee, the percentage and dollar amount of the transactional sales fee will vary as the public offering price varies. Based on a $10 unit on the Inception Date, the transactional sales fee is 2.45% of the public offering price.

     The transactional sales fee does not include the creation and development fee which is described under “Expenses of the Trust” in Part B of this prospectus and “Fee Table” in Part A of this prospectus.

     Initial Sales Fee. The initial sales fee, which you will pay at the time of purchase, is equal to the difference between the maximum sales fee and the sum of the maximum remaining deferred sales fees and the creation and development fee. The dollar amount and percentage amount of the initial sales fee will vary over time. Based on a $10 unit on the Inception Date, the initial sales fee is 1% of the public offering price (2.95% of the public offering price minus $0.195 per unit). If you purchase units in the secondary market, you will not pay a creation and development fee and the initial sales fee is equal to the difference between 2.95% of the public offering price and the maximum remaining deferred sales fee.

     Deferred Sales Fee. Incapital defers payment of the rest of the transactional sales fee through the deferred sales fee ($0.145 per unit). You pay any remaining deferred sales fee when you sell or redeem units. The Trust may sell securities to meet the Trust’s obligations with respect to the deferred sales fee. Thus, no assurance can be given that the Trust will retain its present size and composition for any length of time.

     Units purchased subsequent to the initial deferred sales fee payment will be subject to the initial sales fee, the remaining deferred sales fee payments and the creation and development fee. Units sold or redeemed prior to such time as the entire applicable deferred sales fee has been collected will be assessed the remaining deferred sales fee at the time of such sale or redemption.

     In limited circumstances and only if deemed in the best interests of unitholders, the Sponsor may delay the payment of the deferred sales fee from the dates listed under “Fee Table.”

     Reduction of Sales Fees. Incapital offers a variety of ways for you to reduce the maximum sales fee you pay. It is your financial professional’s responsibility to alert us of any sales fee discount when you order units. Since the deferred sales fee and the creation and development fee are a fixed dollar amount per unit, the Trust must charge the deferred sales fee and the creation and development fee per unit regardless of any discounts. However, when you purchase units of the Trust, if you are eligible to receive a discount such that your total maximum sales fee is less than the fixed

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dollar amount of the deferred sales fee and creation and development fee, the Sponsor will credit you the difference between your maximum sales fee and the sum of the deferred sales fee and creation and development fee at the time you buy units by providing you with additional units.

     Large Purchases. During the primary offering period, you can reduce your maximum sales fee by increasing the size of your investment. Investors who make large purchases during the primary offering period are entitled to the following sales fee reductions:

	Maximum	Maximum
	Sales Fee	Sales
	Reductions	Fee
	(as a	(as a
	percentage	percentage
	of the	of the
Purchase	Public	Public
Amount	Offering Price)	Offering Price)
$50,000 - $99,999	0.25%	2.70%
$100,000 - $249,999	0.50%	2.45%
$250,000 - $499,999	0.75%	2.20%
$500,000 - $999,999	1.00%	1.95%
$1,000,000 +	1.55%	1.40%

     The quantity discount levels also apply on a dollar basis using a $10 unit equivalent. For example, if you purchase $50,000 up to $99,999.99, your sales charge reduction as a percentage of the public offering price will be 0.25%.

     You may aggregate unit purchases of any Incapital Trust by the same person on any single day from any one broker-dealer to qualify for a purchase level. You can include these purchases as your own for purposes of this aggregation:

•	purchases by your spouse or children under the age of 21 living in the same household, and
•	purchases by your trust estate or fiduciary accounts.

     The discounts described above apply only during the primary offering period. There can be no assurance that the Sponsor will create future trusts with investment strategies similar to the Trust or that may fit within your investment parameters.

     Advisory and Fee Accounts. Incapital eliminates the transactional sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive “wrap fee” is imposed (a “Fee Account”).

     This discount applies during the initial offering period. Your financial professional may purchase units with the Fee Account CUSIP numbers to facilitate purchases under this discount, however, if you purchase units with these special CUSIP numbers, you should be aware that you may have the distributions automatically reinvest into additional units of the Trust or receive cash distributions. Incapital reserves the right to limit or deny purchases of units not subject to the transactional sales fee by investors whose frequent trading activity Incapital determines to be detrimental to the Trust. Incapital, as Sponsor, will receive and you will pay the creation and development

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fee. See “Expenses of the Trust” in Part B of the prospectus for additional information.

     Exchange or Rollover Option. If you are buying units of the Trust in the primary market with redemption or termination proceeds from any unit trust, you may purchase units with a reduction of 1% of the public offering price. To qualify for this sales charge reduction, the termination or redemption proceeds being used to purchase units of the Trust must be no more than 30 days old. Such purchases entitled to this sales charge reduction may be classified as “Rollover Purchases.” An exchange or rollover is generally treated as a sale for federal income tax purposes. See “Tax Status” in this prospectus. Rollover Purchases are also subject to the creation and development fee.

     Employees. Incapital does not charge the portion of the sales fee that it would normally pay to your financial professional for purchases made by officers, directors and employees and their family members (spouses, children under the age of 21 living in the same household and parents) of Incapital and its affiliates, or by registered representatives of selling firms and their family members (spouses, children under the age of 21 living in the same household and parents). Please see “Distribution of Units” for more information about the portion of the sales fee that is paid to distribution firms. You pay only the portion of the fee that the Sponsor retains. Such purchases are also subject to the creation and development fee.This discount applies during the initial offering period. Only those broker-dealers that allow their employees to participate in employee discount programs will be eligible for this discount.

     Dividend Reinvestment Plan. Incapital does not charge any transactional sales fee when you reinvest distributions from your Trust into additional units of the Trust. Because the deferred sales fee is a fixed dollar amount per unit, your Trust must charge the deferred sales fee per unit regardless of this discount. If you elect the distribution reinvestment plan, Incapital will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time. This discount applies during the initial offering period and in the secondary market.

     Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company (“DTC”) or purchase through a reinvest CUSIP (or wrap fee reinvest CUSIP in the case of wrap fee eligible units held in the fee based accounts), if available.

     Distribution of Units. Incapital sells units to the public through broker-dealers and other firms. Incapital pays part of the sales fee you pay to these distribution firms when they sell units. For units sold during the primary offering period, the distribution fee paid for a given transaction is as follows:

Broker-Dealer
Concession
Purchase Amount	per Unit
$0 - $49,999	2.25%
$50,000 - $99,999	2.00%
$100,000 - $249,999	1.75%
$250,000 - $499,999	1.50%
$500,000 - $999,999	1.25%
$1,000,000 +	0.75%
Rollover Purchases	1.30%

     Broker-dealers and other firms that sell units of certain Incapital unit trusts are eligible to receive additional compensation for volume sales. Such payments will be in

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addition to the regular concessions paid to dealer firms as set forth in the applicable Trust’s prospectus. The additional payments will be as follows. Starting at the twelfth month, eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by Incapital in the dollar amounts shown below will be entitled to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by Incapital:

Total Sales	Additional
During Calendar Year	Concession
$25,000,000 but less
than $50,000,000	0.025%
$50,000,000 but less
than $100,000,000	0.05%
$100,000,000 but less
than $250,000,000	0.10%
$250,000,000 but less
than $500,000,000	0.11%
$500,000,000 but less
than $1,000,000,000	0.12%
$1,000,000,000 but less
than $1,500,000,000	0.13%
$1,500,000,000 or more	0.14%

     Dealers and other selling agents will not receive a concession on the sale of units which are not subject to a transactional sales fee, but such units will be included in determining whether the above volume sales levels are met unless a dealer firm or other selling agent requests that such units are not included. Eligible dealer firms and other selling agents include clearing firms that place orders with Incapital and provide Incapital with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker-dealer firms or firms who place orders through clearing firms that are eligible dealers. Incapital reserves the right to change the amount of concessions or agency commissions from time to time.

     The Sponsor may also pay to certain dealers an administrative fee for information or services used in connection with the distribution of Trust units. Such amounts will be in addition to any concessions received for the sale of units.

     When acting in an agency capacity, the Sponsor may select various broker-dealers to execute securities transactions on behalf of the Trust, which may include broker-dealers who sell units of the Trust. The Sponsor does not consider sales of units of the Trust or any other products sponsored by the Sponsor as a factor in selecting such broker-dealers.

     Other Compensation and Benefits to Broker-Dealers. The Sponsor, at its own expense and out of its own profits, may provide additional compensation and benefits to broker-dealers who sell shares of units of the Trust and other Incapital products. This compensation is intended to result in additional sales of Incapital products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of Incapital products by the intermediary or its agents, the placing of Incapital products on a preferred or recommended product list, access to an intermediary’s personnel, and other factors.

     The Sponsor makes these payments for marketing, promotional or related expenses,

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including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary’s representatives or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the Sponsor’s products. The Sponsor may make such payments to many intermediaries that sell Incapital products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing trading or purchasing trading systems to process unit trades.

     Payments of such additional compensation, some of which may be characterized as “revenue sharing,” may create an incentive for financial intermediaries and their agents to sell or recommend an Incapital product, including the Trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your units.

     Incapital generally registers units for sale in various states in the United States. Incapital does not register units for sale in any foreign country. It is your financial professional’s responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. Incapital may reject any order for units in whole or in part.

     Incapital may gain or lose money when it holds units in the primary or secondary market due to fluctuations in public offering prices. The gain or loss is equal to the difference between the price Incapital pays for units and the price at which Incapital redeems them. Incapital may also gain or lose money when it deposits securities to create units in the amounts set forth in the “Trust Portfolio.”

     Dealers’ Profits. As set forth under “Buying Units—Public Offering Price,” the dealers will receive gross commissions equal to the specified percentages of the public offering price of the units of the Trust. In offering units of the Trust dealers will also realize profits or sustain losses in the amount of any difference between the price at which they acquire or buy units and the price at which they resell or redeem such units and to the extent they earn sales charges on purchases.

     Sponsor Profits. The Sponsor will receive gross sales fees equal to the percentage of the public offering price of the units of the Trust described in the prospectus. In addition, the Sponsor may realize a profit (or sustain a loss) as of the date the Trust is created resulting from the difference between the public offering prices of the securities to the Sponsor and the cost of such securities to the Trust. Thereafter, on subsequent deposits the Sponsor may realize profits or sustain losses from such deposits. The Sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily market value of the securities in the Trust.

     For the ability for each Trust to replicate its respective basket, the Sponsor has agreed to pay the basket sponsor a fee for the Trust. This amount is paid from the Sponsor’s profits and not from the Trust’s assets.

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     Market for Units. After the initial offering period, the Sponsor may maintain a market for units of the Trust offered hereby and continuously offer to purchase said units at prices, determined by the Evaluator, based on the value of the underlying securities. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. The public offering price of any units resold by the Sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the Sponsor. If the Sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of the Trust if the supply of units exceeds demand, or for other business reasons.

SELLING UNITS

     You may sell your units on any business day by contacting your financial professional or, in some cases, the Trustee. Public offering prices are available daily on the Internet at www.incapital.com or through your financial professional. The sale price of units is often referred to as the “liquidation price.” You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction fee for processing unit redemptions or sale requests.

     Until the earlier of the end of the initial offering period or six months after the Inception Date, the price at which the Trustee will redeem units and the price at which the Sponsor may repurchase units includes estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

     Selling Units. Incapital intends to, but is not obligated to, maintain a secondary market for units. This means that if you want to sell your units, Incapital may buy them at the current price which is based on their net asset value. Incapital may then resell the units to other investors at the public offering price or redeem them for the redemption price. The secondary market repurchase price is generally the same as the redemption price. You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current public offering prices to determine the best price available. Incapital may discontinue the secondary market at any time without notice. Even if Incapital does not make a market, you will be able to redeem your units with the Trustee on any business day for the current price.

     Redemption. A unitholder who does not dispose of units in the secondary market described above may cause the unitholder’s financial intermediary to redeem units through the Trustee by making a written request to the Trustee at its Unit Investment Trust Division office in the city of New York. Unitholders must sign the request, and such transfer instrument, exactly as their names appear on the records of the Trustee. If the amount of the redemption is $500 or less and the proceeds are payable to the unitholder(s) of record at the address of record, no signature guarantee is necessary

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for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program (“STAMP”) or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee.

     Redemption shall be made by the Trustee no later than the seventh calendar day following the day on which a tender for redemption is received (the “Redemption Date”) by payment of cash equivalent to the redemption price, determined as set forth below under “Selling Units—Redemption—Computation of Offer and Redemption Price,” as of the close of the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related Trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the Trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Certain broker-dealers may charge a transaction fee for processing redemption requests.

     Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the Trustee has not been furnished the redeeming unitholder’s tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances the Trustee obtains the unitholder’s tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible “back-up withholding.” In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing unpaid dividends shall be withdrawn from the Income Account of the Trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for the Trust.

     The right of redemption may be suspended and payment postponed for more than three business days following the day on which tender for redemption is made (i) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted; (ii) for any period during which an emergency declared by the Securities and Exchange Commission exists as a result of which disposal by the Trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the Trust Agreement; or (iii) for such other period as the Securities and Exchange Commission may by

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order permit. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

     Units may be tendered to The Bank of New York Mellon, the Trustee, for redemption at its Unit Investment Trust Division offices at 2 Hanson Place, 12th Fl., Brooklyn, New York 11217, on any day the New York Stock Exchange is open. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be canceled.

     The Trustee must receive your completed redemption request prior to the close of the New York Stock Exchange for you to receive the public offering price for a particular day. If your request is received after that time or is incomplete in any way, you will receive the next price computed after the Trustee receives your completed request. Rather than contacting the Trustee directly, your financial professional may also be able to redeem your units by using the Investors’ Voluntary Redemptions and Sales (IVORS) automated redemption service offered through Depository Trust Company.

     Within three business days following such tender, the unitholder will be entitled to receive in cash an amount for each unit tendered equal to the redemption price per unit computed as of the Evaluation Time set forth under “Essential Information” as of the next subsequent Evaluation Time. See “Selling Units—Redemption—Computation of Offer and Redemption Price.” You pay any remaining deferred sales fee when you sell or redeem your units. The “date of tender” is deemed to be the date on which units are properly received by the Trustee, except that with regard to units received after the Evaluation Time on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading and such units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day.

     All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell securities in order to make funds available for redemption. Such sales, if required, could result in a sale of securities by the Trustee at a loss. To the extent securities are sold, the size and diversity of the Trust may be reduced.

     Computation of Offer and Redemption Price. The redemption price per unit (as well as the secondary market public offering price) will generally be determined on the basis of the last sale price of the securities in the Trust. The redemption price per unit is the pro rata share of each unit in the Trust determined generally on the basis of (i) the cash on hand in the Trust or moneys in the process of being collected; and (ii) the value of the securities in the Trust less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) any amount owing to the Trustee for its advances and (c) the accrued expenses or remaining deferred sales fees of the Trust. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational costs. The Evaluator may determine the value of the securities in the Trust in the following manner: if the securities are listed on a national or foreign securities exchange or the NASDAQ National Market System, such evaluation shall generally be based on the

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last available sale price on or immediately prior to the Evaluation Time on the exchange or NASDAQ National Market System, which is the principal market therefor, which shall be deemed to be the New York Stock Exchange if the securities are listed thereon (unless the Evaluator deems such price inappropriate as a basis for evaluation) or, if there is no such available sale price on such exchange, at the last available bid prices (public offering prices for primary market purchases) of the securities. Securities not listed on the New York Stock Exchange but principally traded on the NASDAQ National Market System will be valued at the NASDAQ National Market System’s official closing price. If the securities are not so listed or, if so listed, the principal market therefor is other than on such exchange or there is no such available sale price on such exchange, such evaluation shall generally be based on the following methods or any combination thereof whichever the Evaluator deems appropriate: (i) on the basis of the current bid price (public offering prices for primary market purchases) for comparable securities (unless the Evaluator deems such price inappropriate as a basis for evaluation); (ii) by determining the valuation of the securities on the bid side (offer side for primary market purchases) of the market by appraisal; or (iii) by any combination of the above. Notwithstanding the foregoing, the Evaluator or its designee, will generally value foreign securities primarily traded on foreign exchanges at their fair value which may be other than their market price. If the Trust holds securities denominated in a currency other than U.S. dollars, the evaluation of such security is based upon U.S. dollars based on current bid side (offer side for primary market purchases) exchange rates (unless the Evaluator deems such prices inappropriate as a basis for valuation).

     Purchase by the Sponsor of Units Tendered for Redemption. The Trust Agreement requires that the Trustee notify the Sponsor of any tender of units for redemption. The Sponsor, prior to the close of business on the second succeeding business day, may purchase any units tendered to the Trustee for redemption at the redemption price by making payment therefore to the unitholder in an amount not less than the redemption price on the date of tender not later than the day on which the units would otherwise have been redeemed by the Trustee (see “Buying Units—Public Offering Price”). Units held by the Sponsor may be tendered to the Trustee for redemption as any other units. In addition, the Sponsor may tender units for redemption that were initially allocated to the Sponsor on the Inception Date if the Sponsor was unable to sell such units. Such redemption may impact the size, composition, returns, expenses and longevity of the Trust.

     The public offering price of any units resold by the Sponsor will be the public offering price determined in the manner provided in this prospectus (see “Buying Units—Public Offering Price”). Any profit resulting from the resale of such units will belong to the Sponsor which likewise will bear any loss resulting from a lower offering or redemption price subsequent to their acquisition of such units (see “Buying Units—Other Compensation and Benefits to Broker-Dealers”).

     Exchange Option. You may be able to exchange your units for units of other Incapital unit trusts at a reduced sales fee. You may contact your financial professional or Incapital for more information about Trusts currently available for exchanges. Before you exchange units, you should read

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the prospectus carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current Trusts suit your situation and to discuss tax consequences. To qualify for a reduced sales fee, you need to meet certain criteria.

     Ownership of Units. Ownership of units will not be evidenced by certificates. All evidence of ownership of units will be recorded in book entry form at Depository Trust Company (“DTC”) through an investor’s brokers’ account. Units held through DTC will be registered in the nominee name of Cede & Co. Individual purchases of beneficial ownership interest in the Trust will be made in book entry form through DTC. Ownership and transfer of units will be evidenced and accomplished by book entries made by DTC and its participants. DTC will record ownership and transfer of the units among DTC participants and forward all notices and credit all payments received in respect of the units held by the DTC participants. Beneficial owners of units will receive written confirmation of their purchases and sale from the broker-dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the unitholder. Record holders must sign such written request exactly as their names appear on the records of the Trust. The signatures must be guaranteed by a participant in the STAMP or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be acceptable by the Trustee.

     Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places.

INVESTMENT RISKS

     All Investments Involve Risk. In addition to the risks described in Part A, this section elaborates on some of the risks in Part A and describes some other risks that can impact the value of the securities in the Trust. You should understand these risks before you invest. You could lose some or all of your investment in the Trust. If the value of the securities falls, the value of your units will also fall. The Sponsor cannot guarantee that the Trust will achieve its objective or that your investment return will be positive over any period.

     Market Risk. Market risk is the risk that a particular security in the Trust, the Trust itself or securities in general may fall in value. Market value may be affected by a variety of factors including but not limited to:

•	General securities markets movements;
•	Changes in the financial condition of an issuer or a sector;
•	Changes in perceptions about an issuer or a sector;
•	Interest rates and inflation;
•	Governmental policies and litigation; and
•	Purchases and sales of securities by the Trust.

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     The trust’s portfolio is not managed. The Trust will not sell a security solely because the market value falls as is possible in a managed fund.

     Fixed Portfolio. Investors should be aware that the Trust is not “managed” and as a result, the adverse financial condition of a company will not result in the elimination of its securities from the portfolio of the Trust except under extraordinary circumstances. Investors should note in particular that the securities were selected on the basis of the criteria set forth in the prospectus and that the Trust may continue to purchase or hold securities originally selected through this process even though the evaluation of the attractiveness of the securities may have changed. A number of the securities in the Trust may also be owned by other clients of the Sponsor. However, because these clients may have differing investment objectives, the Sponsor may sell certain securities from those accounts in instances where a sale by the Trust would be impermissible, such as to maximize return by taking advantage of market fluctuations.

     In the event a public tender offer is made for a security or a merger or acquisition is announced affecting a security, the Sponsor may instruct the Trustee to tender or sell the security on the open market when, in its opinion, it is in the best interest of the unitholders of the unit to do so. Although the portfolio is regularly reviewed and evaluated and the Sponsor may instruct the Trustee to sell securities under certain limited circumstances, securities will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the securities may not be the highest price attained by an individual security during the life of the Trust. The prices of single shares of each of the securities in the Trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks’ public offering price than as a percentage of the higher-price stocks’ public offering price.

     Liquidity. Whether or not the securities are listed on a national securities exchange, the principal trading market for the securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. In addition, the Trust is restricted under the Investment Company Act of 1940 from selling securities to the Sponsor. The price at which the securities may be sold to meet redemptions and the value of the Trust will be adversely affected if trading markets for the securities are limited or absent.

     Additional Deposits. The Trust Agreement authorizes the Sponsor to increase the size of the Trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit) with instructions to purchase additional securities, in the Trust and the issuance of a corresponding number of additional units. If the Sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities

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and because the Trust will pay the associated brokerage fees. To minimize this effect, the Trust will attempt to purchase the securities as close to the evaluation time or as close to the evaluation prices as possible.

     Some of the securities may have limited trading volume. The Trustee, with directions from the Sponsor, will endeavor to purchase securities with deposited cash as soon as practicable reserving the right to purchase those securities over the twenty (20) business days following each deposit in an effort to reduce the effect of these purchases on the market price of those stocks. This could, however, result in the Trust’s failure to participate in any appreciation of those stocks before the cash is invested. If any cash remains at the end of this period (and such date is within the 90-day period following the Inception Date) and cannot be invested in one or more stocks, at what the Sponsor considers reasonable prices, it intends to use that cash to purchase each of the other securities in the original proportionate relationship among those securities. Similarly, at termination of the Trust, the Sponsor reserves the right to sell securities over a period of up to nine (9) business days to lessen the impact of its sales on the market price of the securities. The proceeds received by unitholders following termination of the Trust will reflect the actual sales proceeds received on the securities, which will likely differ from the closing sale price on the termination date.

     Litigation and Legislation Risk. The Trust is also subject to litigation and legislation risk. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the issuers represented in the Trust. In addition, litigation regarding any of the issuers of the securities or of the sectors represented by these issuers, may raise potential bankruptcy concerns and may negatively impact the share prices of these securities. Incapital cannot predict what impact any pending, threatened or potential litigation or any bankruptcy concerns will have on the share prices of the securities.

DISTRIBUTION OF UNITS

     The Sponsor eliminates the initial and deferred sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive “wrap fee” is imposed. However, this sales charge discount is not available unless the applicable investment professional notifies the Sponsor of a particular investor’s eligibility for the discount.

     The Sponsor may, at its own expense and out of its own profits, pay for third party distribution assistance, including but not limited to, obtaining shelf space in clearing firms and similar activities designed to aid in the sale of the Sponsor’s products. These arrangements will not change the price you pay for your units.

     The Sponsor may gain or lose money when it holds units in the primary or secondary market due to fluctuations in public offering prices. The gain or loss is equal to the difference between the price the Sponsor pays for units and the price at which it sells or redeems them. The Sponsor

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may also gain or lose money when it deposits securities to create units. The amount of its profit or loss on the initial deposit of securities into the Trust is shown in the “Notes to Portfolio” for the Trust.

     Public Distribution of Units. During the initial offering period, units of the Trust will be distributed to the public at the public offering price thereof. Upon the completion of the initial offering, units which remain unsold or which may be acquired in the secondary market may be offered at the public offering price determined in the manner provided above.

     The Sponsor intends to qualify units of the Trust for sale in a number of states, but does not register units for sale in any foreign country. Units will be sold through dealers who are members of FINRA and through others. Broker-dealers and others will be allowed a concession or agency commission in connection with the distribution of units during the initial offering period as set forth in the prospectus.

     This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

TRUST ADMINISTRATION

     Distributions to Unitholders. Income received by the Trust is credited by the Trustee to the Income Account of the Trust. Other receipts are credited to the Capital Account of the Trust. Income received by the Trust will be distributed on or shortly after the distribution dates each year shown in the prospectus on a pro rata basis to unitholders of record as of the preceding record date shown in the prospectus. However, if set forth in Part A of the prospectus that the Trust will prorate distributions on an annual basis (“Income Averaging”), then income received by the Trust will be distributed on a prorated basis of one-twelfth of the estimated annual income to the Trust for the ensuing 12 months. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of the Trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The Trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). The Trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

     The Trustee will periodically deduct from the Income Account of the Trust and, to the extent funds are not sufficient therein, from the Capital Account of the Trust amounts necessary to pay the expenses of the Trust. The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a

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part of the Trust’s assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Capital Accounts of the Trust such amounts as may be necessary to cover redemptions of units.

     The Trust. The Trust is a unit investment trust registered under the Investment Company Act of 1940. The Sponsor created the Trust under a Trust Agreement between Incapital LLC (as depositor/Sponsor), Incapital Asset Management LLC (as Evaluator and Supervisor) and The Bank of New York Mellon (as Trustee). To create the Trust, the Sponsor deposited securities with the Trustee (or contracts to purchase securities along with an irrevocable letter of credit, cash or other consideration to pay for the securities). In exchange, the Trustee delivered units of the Trust to the Sponsor. Each unit represents an undivided interest in the assets of the Trust. These units remain outstanding until redeemed or until the Trust terminates. At the close of the New York Stock Exchange on the Trust’s Inception Date or on the first day units are sold to the public, if later, the number of units may be adjusted so that the public offering price per unit equals $10 or some other round number such as $100 or $1,000. The number of units and fractional interest of each unit in the Trust will increase or decrease to the extent of any adjustment.

     Changes to Your Portfolio. The Trust is not a managed fund. The portfolio will not be modified to follow any investment strategy or changes to the investment strategy. Unlike a managed fund, Incapital designed your portfolio to remain relatively fixed after its inception. The Trust will generally buy and sell securities: to pay expenses, to issue additional units or redeem units, in limited circumstances to protect the Trust, to avoid direct or indirect ownership of a passive foreign investment company, to make required distributions or avoid imposition of taxes on the Trust, as otherwise described in this prospectus, or as permitted by a trust agreement. Specifically, the Trust Agreement provides that the Evaluator may (but need not) direct the Trustee to dispose of a security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations, the issuer having qualified as a passive foreign investment company under the Internal Revenue Code, the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the Evaluator the sale of such securities is necessary to maintain the sound investment character of the Trust, or the sale of such securities is necessary or advisable to maintain the qualification of the Trust as a regulated investment company or provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excess taxes on the Trust or on undistributed income in the Trust. The proceeds from the sale of any securities will not be used to purchase any additional securities.

     The Trust will generally reject any offer for securities or property other than cash in exchange for the securities in its portfolio. If a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, the Trust may either sell the security, sell the security received as a result of the tender offer or merger or accept a tender offer for cash if the Supervisor determines that the sale or tender is in the best interest of unitholders. The Trustee will distribute any cash

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proceeds to unitholders. If the Trust receives securities or property other than cash, it may either hold the securities or property in its portfolio or sell the securities or property and distribute the proceeds. For example, this could happen in a merger or similar transaction.

     Incapital will increase the size of the Trust as it sells units. When Incapital creates additional units, it will seek to replicate the existing portfolio. When the Trust buys securities, it will pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time Incapital creates units and the time the Trust buys the securities. When the Trust buys or sells securities, Incapital may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with the Trust. Incapital will not select firms to handle these transactions on the basis of their sale of units of the Trust. Incapital cannot guarantee that the Trust will keep its present size and composition for any length of time.

     Unitholders will not be able to dispose of or vote any of the securities in the Trust. As the holder of the securities, the Trustee will vote the securities and will endeavor to vote the securities such that the securities are voted as closely as possible in the same manner and the same general proportion as are the securities held by owners other than such Trust. However, the Trustee may not be able to vote the securities in the Trust that are traded on foreign exchanges.

     Replacement Securities. In the event that any contract to purchase a security is not consummated in accordance with its terms (“Failed Contract Security”), the Sponsor may instruct the Trustee in writing either to effect a buy-in in accordance with the rules of the market place where the Failed Contract Securities were purchased or its clearing house or to purchase a replacement security (the “Replacement Security”) which has been selected by the Sponsor out of funds held by the Trustee. Purchases of Replacement Securities will be made subject to the following conditions:

•	The Replacement Securities will be securities as originally selected for the Trust or, in the case of a Trust that is a registered investment company for tax purposes, securities which the Sponsor determines to be similar in character as securities originally selected for the Trust;
•	The purchase of the Replacement Securities will not adversely affect the federal income tax status of the Trust;
•	The public offering price of the Replacement Securities will not exceed the total amount of cash deposited, or the amount available under the Letter of Credit deposited, by the Sponsor at the time of the deposit of the Failed Contract Security; and
•	The Replacement Securities will be purchased within 30 days after the failed deposit of the Failed Contract Security.

     Any contract to deliver Trust securities may not exceed 120 days from the effective date of the Trust’s registration statement.

     Amending the Trust Agreement. The Sponsor and the Trustee can change the

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Trust Agreement without your consent to correct any provision that may be defective or to make other provisions that will not materially adversely affect your interest (as determined by the Sponsor and the Trustee). The Sponsor cannot change this agreement to reduce your interest in the Trust without your consent. Investors owning two-thirds of the units in the Trust may vote to change this agreement.

     Termination of the Trust. The Trust will terminate on the termination date set forth under “Essential Information” for the Trust. The Trustee may terminate the Trust early if the value of the Trust is less than 40% of the original value of the securities in the Trust at the time of deposit. At this size, the expenses of the Trust may create an undue burden on your investment. Investors owning two-thirds of the units in the Trust may also vote to terminate the Trust early. The Trustee will liquidate the Trust in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the net worth of the Trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the Trust. If this happens, the Sponsor will refund any sales fee that you paid.

     The Trustee will notify you of any termination and sell any remaining securities. The Trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

     The Sponsor. The Sponsor of the Trust is Incapital LLC. The Sponsor is registered under the Securities Exchange Act of 1934 as a broker-dealer. The Sponsor is organized as a limited liability company under the laws of the State of Delaware. The Sponsor is a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation. The principal office of the Sponsor is located at 200 South Wacker Drive, Suite 3700, Chicago, IL 60606. The Sponsor is a direct, wholly-owned subsidiary of Incapital Holdings LLC.

     If at any time the Sponsor shall resign or fail to perform any of its duties under the Trust Agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the Trustee may (i) appoint a successor sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission; (ii) terminate the Trust Agreement and liquidate the Trust as provided therein; or (iii) continue to act as Trustee without terminating the Trust Agreement.

     The Sponsor and the Trust have adopted a code of ethics requiring their employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

     The Supervisor and the Evaluator. Incapital Asset Management LLC serves as Evaluator and Supervisor. Incapital Asset Management LLC is an affiliate of the Sponsor and, as a result, a potential conflict of interest may exist. The Evaluator and Supervisor may resign or be removed by the

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Sponsor or, if no Sponsor is acting, the Trustee, in which event the Sponsor or, if no Sponsor is acting, the Trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the Evaluator or Sponsor no successor has accepted appointment within thirty days after notice of resignation, the Evaluator or Sponsor may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such registration or removal and appointment shall be mailed by the Trustee to each unitholder. As Evaluator, Incapital Asset Management LLC utilizes the Trustee to perform certain evaluation services.

     The Trustee. The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its Unit Investment Trust Division offices at 2 Hanson Place, 12th Fl., Brooklyn, New York 11217. You may contact the Trustee by calling the telephone number on the back cover of this prospectus or by writing to its Unit Investment Trust Division offices. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The Trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of the Trust. In accordance with the Trust Agreement, the Trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of the Trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee shall keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in the Trust. Pursuant to the Trust Agreement, the Trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising the Trust.

     Under the Trust Agreement, the Trustee or any successor Trustee may resign and be discharged of the Trust created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor Trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor Trustee promptly. If, upon such resignation, no successor Trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may at any time remove the Trustee, with cause, and appoint a successor Trustee as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor

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Trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor. The Trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise Trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

     Limitations on Liability. The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the Trust Agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The Sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

     The Trust Agreement provides that the Trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the Trust Agreement, nor shall the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any securities. In the event that the Sponsor shall fail to act, the Trustee may act and shall not be liable for any such action taken by it in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

     The Trust Agreement provides that the determinations made by the Evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the Trust Agreement.

EXPENSES OF THE TRUST

     The Sponsor does not charge the Trust an annual management fee. The Sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the Trust. The Supervisor receives an annual fee as set forth in Part A of the prospectus for maintaining surveillance over the portfolio and for performing certain administrative services for the Trust (the “Supervisory Fee”). In providing such supervisory services, the Supervisor may purchase research from a variety of sources, which may include dealers of the Trust. If so provided in Part A of the prospectus, the Sponsor may also receive an annual fee for providing bookkeeping and administrative services for the Trust (the “Bookkeeping and Administrative Fee”). Such services may include, but are not limited to, the preparation of various materials for unitholders and providing account information to the unitholders. If so provided in Part A of the prospectus, the Evaluator may also receive an annual fee for performing evaluation services for the Trust (the “Evaluator’s Fee”).

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     In addition, the Trust may be charged a licensing fee to cover licenses for the use of service marks, trademarks, trade names and intellectual property rights and/or for the use of databases and research.

     The Trust will bear all operating expenses. Estimated annual trust operating expenses are as set forth in Part A of the prospectus; if actual expenses are higher than the estimate, the excess will be borne by the Trust. The estimated expenses include listing fees but do not include the brokerage commissions and other transactional fees payable by the Trust in purchasing and selling securities.

     The Trustee receives for its services that fee set forth in Part A of the prospectus. The Trustee’s fee, which is paid monthly, is based on the number of units outstanding at the end of each month during the primary offering period. After the primary offering period, the fee shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which the fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. The Supervisory Fee, the Bookkeeping and Administrative Fee and the Evaluator’s Fee are paid monthly and are based on the number of units outstanding at the end of each month during the primary offering period. After the primary offering period, these fees shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which a fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. The Trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee’s compensation for its services to the Trust is expected to result from the use of these funds.

     In addition, the Supervisory Fee, Bookkeeping and Administrative Fee, Evaluator’s Fee and the Trustee’s Fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor’s Consumer Price Index entitled “All Services Less Rent” since the establishment of the Trust. In addition, with respect to any fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for the Trust, but at no time will the total amount received for such services, in the aggregate, rendered to all unit investment trusts of which Incapital LLC is the Sponsor in any calendar year exceed the actual cost to the Sponsor or its affiliates of supplying such services, in the aggregate, in such year. In addition, the Trustee may reimburse the Sponsor out of its own assets for services performed by employees of the Sponsor in connection with the operation of the Trust.

     The Trust will also pay a fee to the Sponsor for creating and developing the Trust, including determining the Trust objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. The Trust pays this “creation and development fee” as a fixed dollar amount at the close of the initial offering period.

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The Sponsor does not use the fee to pay distribution expenses.

     The following additional charges are or may be incurred by the Trust: (i) fees for the Trustee’s extraordinary services; (ii) expenses of the Trustee (including legal and auditing expenses, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (iii) various governmental charges; (iv) expenses and costs of any action taken by the Trustee to protect the Trust or the rights and interests of the unitholders; (v) indemnification of the Trustee for any loss, liability or expense incurred by it in the administration of the Trust not resulting from gross negligence, bad faith or willful misconduct on its part; (vi) indemnification of the Sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful malfeasance or its reckless disregard for its obligations under the Trust Agreement; (vii) any offering costs incurred after the end of the initial offering period; and (viii) expenditures incurred in contacting unitholders upon termination of the Trust. The fees and expenses set forth herein are payable out of the Trust and, when owing to the Trustee, are secured by a lien on the Trust. Since the securities are all stocks, and the income stream produced by dividend payments, if any, is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. It is expected that the income stream produced by dividend payments may be insufficient to meet the expenses of the Trust and, accordingly, it is expected that securities will be sold to pay all of the fees and expenses of the Trust.

     The Trust shall also bear the expenses associated with updating the Trust’s registration statement and maintaining registration or qualification of the units and/or the Trust under federal or state securities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees.

PORTFOLIO TRANSACTION AND BROKERAGE ALLOCATION

     When the Trust sells securities, the composition and diversity of the securities in the Trust may be altered. In order to obtain the best price for the Trust, it may be necessary for the Supervisor to specify minimum amounts (such as 100 shares) in which blocks of securities are to be sold. In effecting purchases and sales of the Trust’s portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Trust, the Sponsor or dealers participating in the offering of units.

TAX STATUS

     This section summarizes some of the main U.S. federal income tax consequences of owning units of the Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a

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corporation, a non-U.S. person, a broker-dealer or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

     This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

     As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

     Trust Status. The Trust intends to qualify as a “regulated investment company” under the federal tax laws. If the Trust qualifies as a regulated investment company and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes.

     Distributions. Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the Trust’s distributions into two categories, ordinary income distributions and capital gains dividends. Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from the Trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the Trust may make distributions that represent a return of capital for tax purposes, which are not dividends but are a return of the original investment, and thus will generally not be currently taxable to you. However, distributions representing a return of capital will generally reduce your tax basis in your units and will thus increase your taxable gain, or decrease your loss, when you sell or redeem your units. The tax status of your distributions from the Trust is not affected by whether you reinvest your distributions in additional units or receive them in cash. The income from the Trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year. Income from the Trust may also be subject to a 3.8% “Medicare tax.” This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

     Dividends Received Deduction. A corporation that owns units generally will not be entitled to the dividends received deduction with respect to many dividends received from the Trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain

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ordinary income dividends on shares that are attributable to qualifying dividends received by the Trust from certain corporations may be reported by the Trust as being eligible for the dividends received deduction.

     Sale or Redemption of Units. If you sell or redeem your units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your units from the amount you receive in the transaction. Your tax basis in your units is generally equal to the cost of your units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your units.

     Capital Gains and Losses and Certain Ordinary Income Dividends. If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% for taxpayers in the 39.6% tax bracket, 15% for taxpayers in the 25%, 28%, 33% and 35% tax brackets and 0% for taxpayers in the 10% and 15% tax brackets. Some capital gains dividends from the Trust may be subject to a higher marginal stated federal tax rate. Capital gains may also be subject to the “Medicare tax” described above.

     Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. However, if you receive a capital gain dividend from the Trust and sell your unit at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

     Ordinary income dividends received by an individual unitholder from a regulated investment company such as the Trust are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the Trust itself. Your Trust will provide notice to its shareholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

     Exchanges. If you elect to have your proceeds from your Trust rolled over into a future series of the Trust, the exchange would generally be considered a sale for federal income tax purposes.

     Deductibility of Trust Expenses. Expenses incurred and deducted by the Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual’s adjusted gross income. Some individuals may also be subject to further limitations on

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the amount of their itemized deductions, depending on their income.

     Foreign Tax Credit. If your Trust invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your Trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes your Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

     Investments in Certain Foreign Corporations. If the Trust holds an equity interest in any “passive foreign investment companies” (“PFICs”), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the Trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its unitholders. The Trust will not be able to pass through to its unitholders any credit or deduction for such taxes. The Trust may be able to make an election that could ameliorate these adverse tax consequences. In this case, the Trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, the Trust might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs are not treated as qualified dividend income.

     Foreign Investors. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Trust will be characterized as dividends for federal income tax purposes (other than dividends which the Trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a foreign investor from the Trust that are properly reported by the Trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the Trust makes certain elections and certain other conditions are met. Distributions in respect of units may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury; and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity’s U.S. owners. Dispositions of units by such persons may be subject to such withholding after December 31, 2018.

EXPERTS

     Legal Matters. Chapman and Cutler LLP, 111 West Monroe Street, Chicago,

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Illinois 60603, acts as counsel for the Trust. Dorsey & Whitney LLP, 51 West 52nd Street, New York, New York 10019, acts as counsel for the Trustee.

     Independent Registered Public Accounting Firm. Grant Thornton LLP, 171 North Clark Street, Suite 200, Chicago, Illinois 60601, independent registered public accounting firm, audited the statement of financial condition and the Trust portfolio included in this prospectus.

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PROSPECTUS

December 10, 2015

Incapital Unit Trust, Series 108

European Dividend Builders Portfolio, 4Q 2015

Incapital LLC

CONTENTS
European Dividend Builders
Portfolio, 4Q 2015	2
Overview	2
Investment Objective	2
Principal Investment Strategy	2
Principal Risks	10
Essential Information	19
Fee Table	19
Example	20
Taxes	21
Distributions	21
Purchase and Redemption of Units	22
Basket Sponsor’s Disclaimers	22
Report of Independent Registered
Public Accounting Firm	24
Statements of Financial Condition	25
Trust Portfolio	26
Prospectus Part B	B–1
Organization	B–1
Units	B–1
Buying Units	B–1
Selling Units	B–8
Investment Risks	B–12
Distribution of Units	B–14
Trust Administration	B–15
Expenses of the Trust	B–20
Portfolio Transaction and Brokerage
Allocation	B–22
Tax Status	B–22
Experts	B–25

Visit our website:
http://www.incapital.com

Contact us by e-mail:
unittrust@incapital.com

Call Incapital LLC:
(800) 922-7900

Call The Bank of New York Mellon:
(800) 428-8890

Additional Information

This prospectus does not contain all information filed with the Securities Exchange Commission. To obtain or copy this information (a duplication fee may be required):

E-mail:	publicinfo@sec.gov
Write:	Public Reference Section
Washington, D.C. 20549
Visit:	http://www.sec.gov (EDGAR
Database)
Call:	202-551-8090 (only for information
on the operation of the Public
Reference Section)

Incapital Unit Trust, Series 108
Securities Act file number: 333-207610
Investment Company Act file
number: 811-22581

Undertaking to File Reports

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Contents of Registration Statement

A.	Bonding Arrangements of Depositor:

The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

Insurer/Policy No.	Amount
National Union Fire Insurance Company of Pittsburgh, PA 5694214	$1,000,000

B.	This amendment to the Registration Statement comprises the following papers and documents:

The facing sheet

The Prospectus

The signatures

Consents of Independent Registered Public Accounting Firm

and Counsel as indicated

Exhibits as listed on the List of Exhibits

Signatures

The Registrant, Incapital Unit Trust, Series 108 hereby identifies Incapital Unit Trust, Series 1, Incapital Unit Trust, Series 2; Incapital Unit Trust, Series 3; Incapital Unit Trust, Series 6; Incapital Unit Trust, Series 7; Incapital Unit Trust, Series 8; Incapital Unit Trust, Series 9; Incapital Unit Trust, Series 11; Incapital Unit Trust, Series 13; Incapital Unit Trust, Series 19; Incapital Unit Trust, Series 20; Incapital Unit Trust, Series 25; Incapital Unit Trust, Series 32; Incapital Unit Trust, Series 36; Incapital Unit Trust, Series 41; Incapital Unit Trust, Series 46; Incapital Unit Trust, Series 47; Incapital Unit Trust, Series 55; Incapital Unit Trust, Series 56; Incapital Unit Trust, Series 60; Incapital Unit Trust, Series 62; Incapital Unit Trust, Series 66; Incapital Unit Trust, Series 71; Incapital Unit Trust, Series 78; Incapital Unit Trust, Series 83; Incapital Unit Trust, Series 88; Incapital Unit Trust, Series 90; Incapital Unit Trust, Series 101; Incapital Unit Trust, Series 102 and Incapital Unit Trust, Series 107; for purposes of the representations required by Rule 487 and represents the following:

(1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

(2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

(3) that it has complied with Rule 460 under the Securities Act of 1933.

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Incapital Unit Trust, Series 108 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago and State of Illinois on the 10th day of December, 2015.

INCAPITAL UNIT TRUST, Series 108

(Registrant)

By INCAPITAL LLC

(Depositor)

By /s/ Thomas Belka

Executive Director

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

Signature	Title	Date
/s/ Thomas Belka Thomas Belka	Executive Director	December 10, 2015
/s/ Thomas Belka Thomas Belka	Controller	December 10, 2015
Incapital Holdings LLC /s/ Thomas Belka Thomas Belka Executive Director	Member of over 99% of Incapital LLC	December 10, 2015

Consent of Independent Registered Public Accounting Firm

The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.1 to the Registration Statement.

Consent of Chapman and Cutler LLP

The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinion filed by this amendment as Exhibit 3.1 to the Registration Statement.

Consent of Dorsey & Whitney LLP

The consent of Dorsey & Whitney LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinion filed by this amendment as Exhibit 3.2 to the Registration Statement.

List of Exhibits

1.1	Reference Trust Agreement.
1.1.1	Standard Terms and Conditions of Trust. (Reference is made to Exhibit 1.1.1 to the Registration Statement on Form S-6 for Incapital Unit Trust, Series 2 (File No. 333-179567) filed on May 1, 2012.)
2.1	Code of Ethics (Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 for Incapital Unit Trust, Series 1 (File No. 333-179312) filed on April 2, 2012).
3.1	Opinion of counsel as to legality of securities being registered including a consent to the use of its name in the Registration Statement.
3.2	Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement.
4.1	Consent of Independent Registered Public Accounting Firm.